U.S. Securities and Exchange Commission
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0327
Expires: May 31, 2006
Estimated average burden
hours per response.... 0.15

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

FOR 1/24/05
Current Report on Form 8-K 2005-RS1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-117232
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 24th day of January 2005.

Residential Asset Mortgage Products, Inc.
(Registrant)

By: ______________________
Name: Joseph Orning
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2005, that the information set forth in this statement is true and complete.

By: ______________________
(Name)
(Title)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RAMP Series 2005-RS1 Trust - Price/Yield - A2_3
Fortis

Balance	$93,156,000.00	Delay	0
Coupon	2.83	Dated	1/28/2005
Settle	1/28/2005	First Payment	2/25/2005

	To Call			To Maturity		
Price	*75 PricingSpeed*	*100 PricingSpeed*	*125 PricingSpeed*	*75 PricingSpeed*	*100 PricingSpeed*	*125 PricingSpeed*
	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
100.000000	35.00	35.00	35.00	39.40	39.74	35.00
WAL	6.89	4.74	2.56	8.14	5.64	2.56
Mod Durn 30360	6.16	4.36	2.43	7.08	5.08	2.43
LIBOR_1MO	2.48	2.48	2.48	2.48	2.48	2.48
LIBOR_6MO	2.89	2.89	2.89	2.89	2.89	2.89
LIBOR_1YR	3.22	3.22	3.22	3.22	3.22	3.22
CMT_1YR	2.84	2.84	2.84	2.84	2.84	2.84

RAMP Series 2005-RS1 Trust - Price/Yield - M2_4
Fortis

Balance	$10,875,000.00	Delay	0
Coupon	3.98	Dated	1/28/2005
Settle	1/28/2005	First Payment	2/25/2005

	To Call			To Maturity		
Price	*75 PricingSpeed*	*100 PricingSpeed*	*125 PricingSpeed*	*75 PricingSpeed*	*100 PricingSpeed*	*125 PricingSpeed*
	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
100.000000	150.00	150.00	150.00	153.20	153.15	152.85
WAL	5.37	4.07	3.58	5.69	4.30	3.76
Mod Durn 30360	4.70	3.67	3.27	4.92	3.84	3.41
LIBOR_1MO	2.48	2.48	2.48	2.48	2.48	2.48
LIBOR_6MO	2.89	2.89	2.89	2.89	2.89	2.89
LIBOR_1YR	3.22	3.22	3.22	3.22	3.22	3.22
CMT_1YR	2.84	2.84	2.84	2.84	2.84	2.84

Appendix:

RAMP Series 2005-RS1 Trust

Mortgage Asset-Backed Pass-Through Certificates, Series 2005-RS1

Modeling Assumptions

REPLINES:

ID#	Name	Gross Coupon	Servicing Fee	Net Coupon	Cut Off Date Balance	Original Balance	Remaining Amortization	Original Amortization	Remaining Balloon Term	Original Balloon Term	Age	Group	ARM Index	Gross Margin	MTR	Rate Reset Frequency	Life Cap
1	FIXED 10Yr	5.75000	0.30000	5.45000	48,027.68	48,027.68	120	120	120	120	0	1					
2	FIXED 15Yr	6.16132	0.30299	5.85833	12,755,097.11	12,755,097.11	179	180	179	180	1	1					
3	FIXED 15Yr BALLOON	8.41895	0.48368	7.93527	809,601.87	809,601.87	356	360	176	180	4	1					
4	FIXED 20Yr	7.63207	0.38366	7.24841	1,900,418.14	1,900,418.14	239	240	239	240	1	1					
5	FIXED 30Yr	7.19965	0.32351	6.87614	229,762,466.47	229,762,466.47	359	360	359	360	1	1					
6	FIXED 30Yr 108Mo I/O	5.62500	0.30000	5.32500	1,556,759.18	1,556,759.18	252	252	359	360	1	1					
7	FIXED 30Yr 120Mo I/O	6.59631	0.41820	6.17811	2,498,940.76	2,498,940.76	240	240	359	360	1	1					
8	FIXED 30Yr 60 Mo I/O	7.16927	0.40642	6.76285	668,688.79	668,688.79	300	300	358	360	2	1					
12	1Yr LIBOR	4.87090	0.30000	4.57090	689,508.62	689,508.62	353	360	353	360	7	2	LIBOR_1YR	2.25000	12	12	10.20328
13	2/1 1Yr LIBOR	7.06590	0.30000	6.76590	1,691,763.77	1,691,763.77	354	360	354	360	6	2	LIBOR_1YR	3.94124	18	12	13.06590
14	2/1 1Yr LIBOR 60 Mo I/O	5.75000	0.30000	5.45000	402,190.10	402,190.10	300	300	358	360	2	2	LIBOR_1YR	3.75000	22	12	11.75000
15	3/1 1Yr LIBOR	6.23431	0.30000	5.93431	19,592,194.66	19,592,194.66	359	360	359	360	1	2	LIBOR_1YR	3.71273	35	12	12.23431
16	3/1 1Yr LIBOR 36 Mo I/O	5.64280	0.30000	5.34280	9,849,027.46	9,849,027.46	324	324	357	360	3	2	LIBOR_1YR	2.85691	33	12	11.13151
17	5/1 1Yr LIBOR	6.28136	0.30000	5.98136	2,499,860.30	2,499,860.30	357	360	357	360	3	2	LIBOR_1YR	2.72774	57	12	11.28136
18	5/1 1Yr LIBOR 60 Mo I/O	6.03953	0.30000	5.73953	2,161,771.77	2,161,771.77	300	300	359	360	1	2	LIBOR_1YR	2.74611	59	12	11.03953
19	7/1 1Yr LIBOR	6.56541	0.30000	6.26541	619,023.02	619,023.02	360	360	360	360	0	2	LIBOR_1YR	3.25000	84	12	12.56541
20	1Yr CMT	8.37500	0.30000	8.07500	104,198.60	104,198.60	359	360	359	360	1	2	CMT_1YR	4.50000	23	12	14.37500
21	1Yr CMT 120Mo I/O	5.50000	0.30000	5.20000	342,517.33	342,517.33	240	240	360	360	0	2	CMT_1YR	4.00000	6	12	12.00000
22	1Yr CMT 24 Mo I/O	8.09750	0.30000	7.79750	700,499.30	700,499.30	336	336	359	360	1	2	CMT_1YR	4.50000	23	12	14.09750
23	3/1 1Yr CMT 36 Mo I/O	5.16413	0.30000	4.86413	479,294.75	479,294.75	324	324	354	360	6	2	CMT_1YR	2.25000	30	12	11.16413
24	5/1 1Yr CMT	6.28460	0.30000	5.98460	3,107,180.85	3,107,180.85	354	360	354	360	6	2	CMT_1YR	2.71828	54	12	11.28460
25	5/1 1Yr CMT 120Mo I/O	7.50000	0.30000	7.20000	2,859,320.23	2,859,320.23	240	240	359	360	1	2	CMT_1YR	2.25000	59	12	13.50000
26	5/1 1Yr CMT 60 Mo I/O	8.00000	0.30000	7.70000	103,115.86	103,115.86	300	300	359	360	1	2	CMT_1YR	4.50000	59	12	14.00000
27	2/28 6Mo LIBOR	7.65263	0.46144	7.19119	470,322,946.36	470,322,946.40	359	360	359	360	1	2	LIBOR_6MO	7.14060	23	6	13.35304
28	2/28 6Mo LIBOR 120Mo I/O	5.85709	0.32869	5.52840	10,401,720.96	10,401,720.96	240	240	359	360	1	2	LIBOR_6MO	3.79804	23	6	11.43612
29	2/28 6Mo LIBOR 24 Mo I/O	7.53765	0.30000	7.23765	4,355,981.06	4,355,981.06	336	336	358	360	2	2	LIBOR_6MO	5.04006	22	6	13.53765
30	2/28 6Mo LIBOR 60 Mo I/O	6.51474	0.42845	6.08629	28,143,447.43	28,143,447.43	300	300	359	360	1	2	LIBOR_6MO	6.18206	23	6	12.51474
31	3/27 6Mo LIBOR	7.30567	0.45793	6.84774	69,988,329.80	69,988,329.80	359	360	359	360	1	2	LIBOR_6MO	6.49966	35	6	13.15678
32	3/27 6Mo LIBOR 120Mo I/O	5.73932	0.30000	5.43932	15,170,468.89	15,170,468.89	240	240	358	360	2	2	LIBOR_6MO	2.90523	34	6	11.61285
33	3/27 6Mo LIBOR 36 Mo I/O	5.95151	0.39751	5.55400	6,242,845.52	6,242,845.52	324	324	358	360	2	2	LIBOR_6MO	2.89173	34	6	11.45808
34	3/27 6Mo LIBOR 60 Mo I/O	6.17338	0.38995	5.78343	7,322,822.36	7,322,822.36	300	300	359	360	1	2	LIBOR_6MO	5.92059	35	6	12.17338
35	5/25 6Mo LIBOR	6.30040	0.45447	5.84593	22,083,531.30	22,083,531.30	354	355	354	355	1	2	LIBOR_6MO	3.25812	58	6	12.03274
36	5/25 6Mo LIBOR 120Mo I/O	6.31192	0.30000	6.01192	16,136,666.02	16,136,666.02	240	240	359	360	1	2	LIBOR_6MO	2.52841	59	6	11.35640
37	5/25 6Mo LIBOR 36 Mo I/O	6.25000	0.30000	5.95000	144,087.88	144,087.88	324	324	359	360	1	2	LIBOR_6MO	3.50000	59	6	12.25000
38	5/25 6Mo LIBOR 60 Mo I/O	6.46163	0.48114	5.98049	22,351,122.28	22,351,122.28	300	300	358	360	2	2	LIBOR_6MO	3.18279	58	6	12.19660
39	6Mo LIBOR	5.75000	0.30000	5.45000	68,999.66	68,999.66	359	360	359	360	1	2	LIBOR_6MO	2.87500	5	6	11.75000
40	6Mo LIBOR 120Mo I/O	5.82732	0.54891	5.27841	6,047,890.61	6,047,890.61	240	240	359	360	1	2	LIBOR_6MO	3.73247	5	6	12.34621
41	6Mo LIBOR 6 Mo I/O	6.75000	0.30000	6.45000	154,597.28	154,597.28	354	354	360	360	0	2	LIBOR_6MO	3.50000	6	6	12.75000
42	6Mo LIBOR 60 Mo I/O	7.10495	0.30000	6.80495	377,116.61	377,116.61	300	300	358	360	2	2	LIBOR_6MO	3.83369	4	6	13.10495
43	7/23 6Mo LIBOR	5.70204	0.30000	5.40204	485,959.36	485,959.36	359	360	359	360	1	2	LIBOR_6MO	5.42308	83	6	10.90408


RBS Greenwich Capital

PREPAY:

Period	Group I	Group II	Period	Group I	Group II	Period	Group I	Group II	Period	Group I	Group II	Period	Group I	Group II	Period	Group I	Group II
1	2.00	2.00	61	20.00	35.00	121	20.00	35.00	181	20.00	35.00	241	20.00	35.00	301	20.00	35.00
2	4.00	4.55	62	20.00	35.00	122	20.00	35.00	182	20.00	35.00	242	20.00	35.00	302	20.00	35.00
3	6.00	7.09	63	20.00	35.00	123	20.00	35.00	183	20.00	35.00	243	20.00	35.00	303	20.00	35.00
4	8.00	9.64	64	20.00	35.00	124	20.00	35.00	184	20.00	35.00	244	20.00	35.00	304	20.00	35.00
5	10.00	12.18	65	20.00	35.00	125	20.00	35.00	185	20.00	35.00	245	20.00	35.00	305	20.00	35.00
6	12.00	14.73	66	20.00	35.00	126	20.00	35.00	186	20.00	35.00	246	20.00	35.00	306	20.00	35.00
7	14.00	17.27	67	20.00	35.00	127	20.00	35.00	187	20.00	35.00	247	20.00	35.00	307	20.00	35.00
8	16.00	19.82	68	20.00	35.00	128	20.00	35.00	188	20.00	35.00	248	20.00	35.00	308	20.00	35.00
9	18.00	22.36	69	20.00	35.00	129	20.00	35.00	189	20.00	35.00	249	20.00	35.00	309	20.00	35.00
10	20.00	24.91	70	20.00	35.00	130	20.00	35.00	190	20.00	35.00	250	20.00	35.00	310	20.00	35.00
11	20.00	27.45	71	20.00	35.00	131	20.00	35.00	191	20.00	35.00	251	20.00	35.00	311	20.00	35.00
12	20.00	30.00	72	20.00	35.00	132	20.00	35.00	192	20.00	35.00	252	20.00	35.00	312	20.00	35.00
13	20.00	30.00	73	20.00	35.00	133	20.00	35.00	193	20.00	35.00	253	20.00	35.00	313	20.00	35.00
14	20.00	30.00	74	20.00	35.00	134	20.00	35.00	194	20.00	35.00	254	20.00	35.00	314	20.00	35.00
15	20.00	30.00	75	20.00	35.00	135	20.00	35.00	195	20.00	35.00	255	20.00	35.00	315	20.00	35.00
16	20.00	30.00	76	20.00	35.00	136	20.00	35.00	196	20.00	35.00	256	20.00	35.00	316	20.00	35.00
17	20.00	30.00	77	20.00	35.00	137	20.00	35.00	197	20.00	35.00	257	20.00	35.00	317	20.00	35.00
18	20.00	30.00	78	20.00	35.00	138	20.00	35.00	198	20.00	35.00	258	20.00	35.00	318	20.00	35.00
19	20.00	30.00	79	20.00	35.00	139	20.00	35.00	199	20.00	35.00	259	20.00	35.00	319	20.00	35.00
20	20.00	30.00	80	20.00	35.00	140	20.00	35.00	200	20.00	35.00	260	20.00	35.00	320	20.00	35.00
21	20.00	30.00	81	20.00	35.00	141	20.00	35.00	201	20.00	35.00	261	20.00	35.00	321	20.00	35.00
22	20.00	30.00	82	20.00	35.00	142	20.00	35.00	202	20.00	35.00	262	20.00	35.00	322	20.00	35.00
23	20.00	50.00	83	20.00	35.00	143	20.00	35.00	203	20.00	35.00	263	20.00	35.00	323	20.00	35.00
24	20.00	50.00	84	20.00	35.00	144	20.00	35.00	204	20.00	35.00	264	20.00	35.00	324	20.00	35.00
25	20.00	50.00	85	20.00	35.00	145	20.00	35.00	205	20.00	35.00	265	20.00	35.00	325	20.00	35.00
26	20.00	50.00	86	20.00	35.00	146	20.00	35.00	206	20.00	35.00	266	20.00	35.00	326	20.00	35.00
27	20.00	50.00	87	20.00	35.00	147	20.00	35.00	207	20.00	35.00	267	20.00	35.00	327	20.00	35.00
28	20.00	35.00	88	20.00	35.00	148	20.00	35.00	208	20.00	35.00	268	20.00	35.00	328	20.00	35.00
29	20.00	35.00	89	20.00	35.00	149	20.00	35.00	209	20.00	35.00	269	20.00	35.00	329	20.00	35.00
30	20.00	35.00	90	20.00	35.00	150	20.00	35.00	210	20.00	35.00	270	20.00	35.00	330	20.00	35.00
31	20.00	35.00	91	20.00	35.00	151	20.00	35.00	211	20.00	35.00	271	20.00	35.00	331	20.00	35.00
32	20.00	35.00	92	20.00	35.00	152	20.00	35.00	212	20.00	35.00	272	20.00	35.00	332	20.00	35.00
33	20.00	35.00	93	20.00	35.00	153	20.00	35.00	213	20.00	35.00	273	20.00	35.00	333	20.00	35.00
34	20.00	35.00	94	20.00	35.00	154	20.00	35.00	214	20.00	35.00	274	20.00	35.00	334	20.00	35.00
35	20.00	35.00	95	20.00	35.00	155	20.00	35.00	215	20.00	35.00	275	20.00	35.00	335	20.00	35.00
36	20.00	35.00	96	20.00	35.00	156	20.00	35.00	216	20.00	35.00	276	20.00	35.00	336	20.00	35.00
37	20.00	35.00	97	20.00	35.00	157	20.00	35.00	217	20.00	35.00	277	20.00	35.00	337	20.00	35.00
38	20.00	35.00	98	20.00	35.00	158	20.00	35.00	218	20.00	35.00	278	20.00	35.00	338	20.00	35.00
39	20.00	35.00	99	20.00	35.00	159	20.00	35.00	219	20.00	35.00	279	20.00	35.00	339	20.00	35.00
40	20.00	35.00	100	20.00	35.00	160	20.00	35.00	220	20.00	35.00	280	20.00	35.00	340	20.00	35.00
41	20.00	35.00	101	20.00	35.00	161	20.00	35.00	221	20.00	35.00	281	20.00	35.00	341	20.00	35.00
42	20.00	35.00	102	20.00	35.00	162	20.00	35.00	222	20.00	35.00	282	20.00	35.00	342	20.00	35.00
43	20.00	35.00	103	20.00	35.00	163	20.00	35.00	223	20.00	35.00	283	20.00	35.00	343	20.00	35.00
44	20.00	35.00	104	20.00	35.00	164	20.00	35.00	224	20.00	35.00	284	20.00	35.00	344	20.00	35.00
45	20.00	35.00	105	20.00	35.00	165	20.00	35.00	225	20.00	35.00	285	20.00	35.00	345	20.00	35.00
46	20.00	35.00	106	20.00	35.00	166	20.00	35.00	226	20.00	35.00	286	20.00	35.00	346	20.00	35.00
47	20.00	35.00	107	20.00	35.00	167	20.00	35.00	227	20.00	35.00	287	20.00	35.00	347	20.00	35.00
48	20.00	35.00	108	20.00	35.00	168	20.00	35.00	228	20.00	35.00	288	20.00	35.00	348	20.00	35.00
49	20.00	35.00	109	20.00	35.00	169	20.00	35.00	229	20.00	35.00	289	20.00	35.00	349	20.00	35.00
50	20.00	35.00	110	20.00	35.00	170	20.00	35.00	230	20.00	35.00	290	20.00	35.00	350	20.00	35.00
51	20.00	35.00	111	20.00	35.00	171	20.00	35.00	231	20.00	35.00	291	20.00	35.00	351	20.00	35.00
52	20.00	35.00	112	20.00	35.00	172	20.00	35.00	232	20.00	35.00	292	20.00	35.00	352	20.00	35.00
53	20.00	35.00	113	20.00	35.00	173	20.00	35.00	233	20.00	35.00	293	20.00	35.00	353	20.00	35.00
54	20.00	35.00	114	20.00	35.00	174	20.00	35.00	234	20.00	35.00	294	20.00	35.00	354	20.00	35.00
55	20.00	35.00	115	20.00	35.00	175	20.00	35.00	235	20.00	35.00	295	20.00	35.00	355	20.00	35.00
56	20.00	35.00	116	20.00	35.00	176	20.00	35.00	236	20.00	35.00	296	20.00	35.00	356	20.00	35.00
57	20.00	35.00	117	20.00	35.00	177	20.00	35.00	237	20.00	35.00	297	20.00	35.00	357	20.00	35.00
58	20.00	35.00	118	20.00	35.00	178	20.00	35.00	238	20.00	35.00	298	20.00	35.00	358	20.00	35.00
59	20.00	35.00	119	20.00	35.00	179	20.00	35.00	239	20.00	35.00	299	20.00	35.00	359	20.00	35.00
60	20.00	35.00	120	20.00	35.00	180	20.00	35.00	240	20.00	35.00	300	20.00	35.00	360	20.00	35.00

COLLATERAL BALANCE:

Group I: $250,000,000

Group II: $725,000,000

ENHANCEMENT %:

Class	Group I
Class A	11.15%
Class M-I-1	7.40%
Class M-I-2	4.90%
Class M-I-3	3.65%
Class M-I-4	2.65%

Class	Group II(1)
Class A	22.35%
Class M-II-1	12.85%
Class M-II-2	7.35%
Class M-II-3	5.85%
Class M-II-4	4.35%
Class M-II-5	2.85%

OVERCOLLATERALIZATION ("OC"):

Group I	
Initial (% Orig.)	0.00%
OC Target (% Orig.)	2.65%
Stepdown OC Target (% Current)	5.30%
OC Floor (% Orig.)	0.50%

Group II	
Initial (% Orig.)	0.00%
OC Target (% Orig.)	2.85%
Stepdown OC Target (% Current)	5.70%
OC Floor (% Orig.)	0.50%

DATES:

Pricing Date:	January 20, 2005
Settlement Date:	January 28, 2005
First Payment Date:	February 25, 2005

INITIAL INDEX:

LIBOR_1MO	2.480%
LIBOR_6MO	2.890%
LIBOR_1YR	3.220%
CMT_1YR	2.840%

BOND TRANCHES:

Class	Type	Balance	Coupon
A-I-1	FLT	83,146,000	L+0.13%
A-I-2	FIX	24,552,000	3.980%
A-I-3	FIX	29,570,000	4.212%
A-I-4	FIX	41,639,000	4.669%
A-I-5	FIX	27,843,000	5.499%
A-I-6 NAS	FIX	22,000,000	4.814%
M-I-1	FIX	9,375,000	5.394%
M-I-2	FIX	6,250,000	5.890%
M-I-3	FIX	3,125,000	6.400%
M-I-5	FIX	2,500,000	6.400%
A-II-1	FLT	311,984,000	L + 0.12%
A-II-2	FLT	178,535,000	L + 0.24%
A-II-3	FLT	93,156,000	L + 0.40%
M-II-1	FLT	68,875,000	L + 0.55%
M-II-2	FLT	39,875,000	L + 0.95%
M-II-3	FLT	10,875,000	L + 1.15%
M-II-4	FLT	10,875,000	L + 2.50%
M-II-5	FLT	10,875,000	L + 3.25%

COUPON STEPUP:

Optional Call: 10%

Stepups:

A-I-1	L+0.14%	L+0.13%
A-I-2	3.980%	3.980%
A-I-3	4.212%	4.212%
A-I-4	4.669%	4.669%
A-I-5	5.499%	5.999%
A-I-6 NAS	4.814%	4.814%
M-I-1	5.394%	5.894%
M-I-2	5.890%	6.390%
M-I-3	6.400%	6.900%
M-I-5	6.400%	6.900%
A-II-1	L + 0.12%	L + 0.12%
A-II-2	L + 0.24%	L + 0.24%
A-II-3	L + 0.40%	L + 0.80%
M-II-1	L + 0.55%	L + 0.825%
M-II-2	L + 0.95%	L + 1.425%
M-II-3	L + 1.15%	L + 1.725%
M-II-4	L + 2.50%	L + 3.75%
M-II-5	L + 3.25%	L + 4.875%

TRIGGER:

Month	Group I	Group II
37	2.00%	4.00%
38	2.10%	4.19%
39	2.21%	4.38%
40	2.31%	4.56%
41	2.42%	4.75%
42	2.52%	4.94%
43	2.63%	5.13%
44	2.73%	5.31%
45	2.83%	5.50%
46	2.94%	5.69%
47	3.04%	5.88%
48	3.15%	6.06%
49	3.25%	6.25%
50	3.34%	6.38%
51	3.42%	6.50%
52	3.51%	6.63%
53	3.59%	6.75%
54	3.67%	6.88%
55	3.76%	7.00%
56	3.84%	7.13%
57	3.92%	7.25%
58	4.01%	7.38%
59	4.09%	7.50%
60	4.17%	7.63%
61	4.25%	7.75%
62	4.31%	7.83%
63	4.38%	7.92%
64	4.44%	8.00%
65	4.50%	8.08%
66	4.56%	8.17%
67	4.63%	8.25%
68	4.69%	8.33%
69	4.75%	8.42%
70	4.81%	8.50%
71	4.88%	8.58%
72	4.94%	8.67%
73	5.00%	8.75%



Three month average of the related Sixty-Plus Delinquency Percentage:
Group I: 50%
Group II: 40%

OPTIONAL REDEMPTION:
Cleanup Call Group I: <10%
Cleanup Call Group II: <10%

PAYRULES:
pay : CLASS INTEREST PRO RATA
pay : CLASS INTEREST SHORTFALL PRO RATA
pay : CLASS PRINCIPAL SEQUENTIAL
pay : CLASS INTEREST PRO RATA NONRELATED
pay : CLASS INTEREST PRO RATA SHORTFALL NONRELATED
pay : CLASS PRINCIPAL SEQUENTIAL NONRELATED
LOSSES IN REVERSE ALLOCATION

YIELD MAINTENANCE AGREEMENT:

Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling Rate (%)
02/25/05	NA	NA	NA
03/25/05	141,375,000	6.24321	7.93000
04/25/05	141,375,000	5.53570	7.93000
05/25/05	141,375,000	5.75613	7.93000
06/25/05	141,375,000	5.53618	7.93000
07/25/05	141,375,000	5.79028	7.93000
08/25/05	141,375,000	5.57228	7.93000
09/25/05	141,375,000	5.57256	7.93000
10/25/05	141,375,000	5.79427	7.93000
11/25/05	141,375,000	5.57310	7.93000
12/25/05	141,375,000	5.79473	7.93000
01/25/06	141,375,000	5.59225	7.93000
02/25/06	141,375,000	5.59546	7.93000
03/25/06	141,375,000	6.30952	7.93000
04/25/06	141,375,000	5.59529	7.93000
05/25/06	141,375,000	5.81738	7.93000
06/25/06	141,375,000	5.59508	7.93000
07/25/06	141,375,000	5.81736	7.93000
08/25/06	141,375,000	5.59950	7.93000
09/25/06	141,375,000	5.59940	7.93000
10/25/06	141,375,000	5.82225	7.93000
11/25/06	141,375,000	5.60229	7.93000
12/25/06	141,375,000	5.84054	7.93000
1/25/07	141,375,000	7.65634	7.93000
2/25/07	141,375,000	7.65750	7.93000

New Issue Computational Materials

$975,000,000 (Approximate)

RAMP Series 2005-RS1 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Mortgage Asset-Backed Pass-Through Certificates, Series 2005-RS1

January 18, 2005

Expected Timing:	Pricing Date:	On or about January [20], 2005
	Settlement Date:	On or about January 28, 2005
	First Payment Date:	February 25, 2005
Structure:	Group I (Fixed):	$250,000,000 senior/subordinate structure
	Group II (ARMs):	$725,000,000 senior/subordinate structure
	Rating Agencies:	Moody's and Fitch.

RBS Greenwich Capital

RAMP Series 2005-RS1 Trust Structure Summary

January 18, 2005
$975,000,000 (Approximate - Subject to Revision)
Characteristics of the Certificates (1), (2), (3)

Class	Amount ($)	Ratings (Moody's/Fitch)	Bond Type	Pmt. Delay (days)	Interest Accrual Basis	Expected WAL (yrs) Call/Mat	Expected Principal Window (mos) Call/Mat	Exp. Maturity to Call	Final Scheduled Maturity
A-I-1	$83,146,000	Aaa/AAA	Sr Fltr (4)	0	Actual/360	1.00 / 1.00	1-23 / 1-23	December 2006	June 2023
A-I-2	$24,552,000	Aaa/AAA	Sr Fxd (5)	24	30/360	2.20 / 2.20	23-30 / 23-30	July 2007	May 2026
A-I-3	$29,570,000	Aaa/AAA	Sr Fxd (5)	24	30/360	3.00 / 3.00	30-43 / 30-43	August 2008	August 2029
A-I-4	$41,639,000	Aaa/AAA	Sr Fxd (5)	24	30/360	5.00 / 5.00	43-85 / 43-85	February 2012	February 2033
A-I-5	$27,843,000	Aaa/AAA	Sr Fxd (6,7)	24	30/360	9.47 / 11.83	85-119 / 85-252	December 2014	December 2034
A-I-6	$22,000,000	Aaa/AAA	Sr Fxd – NAS (5)	24	30/360	6.75 / 6.83	37-119 / 37-250	December 2014	November 2034
M-I-1	$9,375,000	Aa2/AA	Mez Fxd (6,7)	24	30/360	6.59 / 7.15	39-119 / 39-188	December 2014	December 2034
M-I-2	$6,250,000	A2/ A	Mez Fxd (6,7)	24	30/360	6.59 / 7.05	39-119 / 39-170	December 2014	December 2034
M-I-3	$3,125,000	Baa1/BBB+	Mez Fxd (6,7)	24	30/360	6.59 / 6.91	39-119 / 39-151	December 2014	December 2034
M-I-4	$2,500,000	Baa2/ BBB	Mez Fxd (6,7)	24	30/360	6.59 /6.75	39-119 / 39-137	December 2014	December 2034
Total Group I	**$250,000,000**								
A-II-1	$311,934,000	Aaa/AAA	Sr Fltr (8)	0	Actual/360	1.00 / 1.00	1-22 / 1-22	November 2006	September 2026
A-II-2	$178,535,000	Aaa/AAA	Sr Fltr (8)	0	Actual/360	2.21 / 2.21	22-34 / 22-34	November 2007	August 2032
A-II-3	$93,156,000	Aaa/AAA	Sr Fltr (6,8)	0	Actual/360	4.74 / 5.64	34-68 / 34-149	September 2010	January 2035
M-II-1	$68,875,000	Aa2/AA	Mez Fltr (6,8)	0	Actual/360	4.44 / 4.82	42-68 / 42-127	September 2010	January 2035
M-II-2	$39,875,000	A2/A	Mez Fltr (6,8)	0	Actual/360	4.16 / 4.50	39-68 / 39-112	September 2010	January 2035
M-II-3	$10,875,000	A3/A-	Mez Fltr (6,8)	0	Actual/360	4.10 / 4.38	38-68 / 38-97	September 2010	January 2035
M-II-4	$10,875,000	Baa1/BBB+	Mez Fltr (6,8)	0	Actual/360	4.07 / 4.30	38-68 / 38-91	September 2010	January 2035
M-II-5	$10,875,000	Baa2/BBB	Mez Fltr (6,8)	0	Actual/360	0.99/0.99	10-14/10-14	March 2006	January 2035
Total Group II	**$725,000,000**								
Grand Total	**$975,000,000**								

Notes:

(1) Class sizes subject to a 10% variance.

(2) Pricing Speed Assumption:
Group I Loans: 20% HEP (2.0% CPR in month 1, building to 20% CPR by month 10, and remaining constant at 20% CPR thereafter).
Group II Loans: 100% PPC (assumes that prepayments start at 2% CPR in month one, increase by approximately 2.545% each month to 30% CPR in month twelve, and remain at 30% CPR until month 22, from month 23 to month 27, 50% CPR, and from month 28 and thereafter, 35% CPR).

(3) Each Certificate is illustrated as priced to both (i) the 10% optional call of the related Loan Group and (ii) the maturity of the related Loan Group.

(4) The pass-through rate on the Class A-I-1 Certificates will be equal to the lesser of (i) one-month LIBOR plus the related margin and (ii) the Group I Net WAC Cap Rate.

(5) The pass-through rate on the Class A-I-2, Class A-I-3, Class A-I-4 and Class A-I-6 Certificates will be equal to the related fixed rate per annum.

(6) If the 10% optional call for the Group I Loans is not exercised, the coupon on the Class A-I-5 Certificates and the Class M-I-1 through Class M-I-4 Certificates will increase by 0.50% per annum beginning on the second Distribution Date after the first possible related optional call date. Likewise, if the 10% optional call for the Group II Loans is not exercised, the margin on the Class A-II-3 Certificates will double, and the margin on the Class M-II Certificates will each increase by a 1.5x multiple, in each case beginning on the second Distribution Date after the first possible related optional call date.

(7) The pass-through rates on the Class A-I-5 Certificates and Class M-I Certificates will be equal to the related fixed rate per annum, subject to the Group I Net WAC Cap Rate.

(8) The pass-through rate on the Class A-II Certificates and Class M-II Certificates will be equal to the least of (i) one-month LIBOR plus the related margin, (ii) the Group II Net WAC Cap Rate and (iii) 14.00% per annum.

Issuer:	RAMP Series 2005-RS1 Trust.
Certificates:	The Class A-I-1 through Class A-I-6 Certificates (collectively, the "Class A-I Certificates") and the Class M-I-1 through Class M-I-4 Certificates (collectively, the "Class M-I Certificates"), are backed by first lien, fixed-rate mortgage loans (the "Group I Loans"). The Class A-II-1 through Class A-II-3 Certificates (collectively the Class "A-II Certificates") and the Class M-II-1 through Class M-II-5 Certificates (collectively, the "Class M-II Certificates") are backed by first lien, adjustable-rate mortgage loans (the "Group II Loans"). The Class A-I Certificates and Class A-II Certificates are referred to together as the "Class A Certificates." The Class M-I Certificates and Class M-II Certificates are referred to together as the "Class M Certificates."
Lead Manager:	Greenwich Capital Markets, Inc.
Co-Managers:	Bear, Stearns & Co. Inc., Credit Suisse First Boston LLC and Residential Funding Securities Corporation.
Depositor:	Residential Asset Mortgage Products, Inc. ("RAMP").
Trustee:	JPMorgan Chase Bank, National Association.
Master Servicer:	Residential Funding Corporation (the "Seller", "Master Servicer" or "Residential Funding"), an indirect wholly-owned subsidiary of GMAC Mortgage Group, Inc.
Subservicer:	Primary servicing will be provided by HomeComings Financial Network, Inc. ("HomeComings") with respect to approximately 96.88% of the Group I Loans and 99.27% of the Group II Loans. HomeComings is a wholly-owned subsidiary of Residential Funding Corporation.
Cut-off Date:	January 1, 2005 after deducting payments due during the month of January 2005.
Settlement Date:	On or about January 28, 2005.
Distribution Dates:	25th of each month (or the next business day if such day is not a business day) commencing on February 25, 2005.
Form of Certificates:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	For the Class A, Class M-I-1 and Class M-II-1 Certificates: $25,000 and integral multiples of $1 in excess thereof; For the Class M-I-2, Class M-I-3, Class M-I-4, Class M-II-2, Class M-II-3, Class M-II-4 and Class M-II-5 Certificates: $250,000 and integral multiples of $1 in excess thereof.


RBS Greenwich Capital

ERISA Considerations:	It is expected that, as of the Settlement Date, the Class A Certificates will be eligible for purchase by employee benefit plans or other retirement arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code, subject to certain conditions. The Class M Certificates are not expected to be eligible for purchase by such plans as of the Settlement Date. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of such a plan's acquisition and ownership of such Certificates.
Legal Investments:	The Certificates will not constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.
Tax Status:	One or more REMIC elections.
Collateral Description:	Two loan groups: • Group I (fixed) and Group II (adjustable). Group I Loans will consist of first lien, fixed-rate mortgage loans with an aggregate principal balance of approximately $250,000,000 as of the Cut-off Date. • Group II Loans will consist of first lien, adjustable-rate mortgage loans with an aggregate principal balance of approximately $725,000,000 as of the Cut-off Date.
Prepayment Assumptions:	Two loan groups: • Group I – 20% HEP (2.0% CPR in month 1, building to 20% CPR by month 10, and remaining constant at 20% CPR thereafter). • Group II – 100% PPC (assumes that prepayments start at 2% CPR in month one, increase by approximately 2.545% each month to 30% CPR in month twelve, and remain at 30% CPR until month 22, from month 23 to month 27, 50% CPR, and from month 28 and thereafter, 35% CPR).
Optional Calls:	If the aggregate principal balance of either the Group I Loans or Group II Loans falls below 10% of the original principal balance of the respective group (the "Optional Call Date"), Residential Funding or its designee may terminate the trust with respect to that loan group. The optional calls are independent of each other. The exercise of the optional calls may be subject to limitations as described in the prospectus supplement.

The Negotiated Conduit Asset Program:

The mortgage loans included in the trust were acquired and evaluated under Residential Funding's "Negotiated Conduit Asset Program" or NCA program. Through the NCA program, Residential Funding seeks to acquire recently originated mortgage loan products with the characteristics described in the attached collateral tables. The mortgage loans may include a combination of layered risk factors including, but not limited to, credit score, reduced loan documentation, debt-to-income ratio, and loan to value ratio.

Residential Funding's standard programs are identified as follows:

- Jumbo A program, under which Residential Funding purchases "A" quality, non-conforming mortgage loans, which are then securitized under the RFMSI shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan made to a borrower with a higher total debt-to-income ratio than that allowed by Residential Funding's "Jumbo A" program.

- Expanded Criteria program, under which Residential Funding purchases mortgage loans to "A" quality borrowers whose collateral characteristics differ from conforming and jumbo guidelines, which are then securitized under the RALI shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan where the combination of loan-to-value ratio, credit score and documentation type do not meet Residential Funding's "Expanded Criteria" program guidelines.

- Home Solution program, under which Residential Funding purchases first lien "A"quality mortgage loans with LTVs up to 107% and for which the related borrowers may have limited cash, may not want to take cash out of their investments, or may want to finance the full value of the home plus closing costs, which are then securitized under the RAMP-RZ shelf. An example of an NCA program loan includes, but is not limited to, a loan made to a borrower who does not meet reserve requirements of the program or whose total debt-to-income exceeds underwriting guidelines of Residential Funding's "Home Solution" program.

- AlterNet program, under which Residential Funding purchases mortgage loans with characteristics that do not meet traditional "A" quality credit requirements, which are then securitized under the RASC shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan with a higher loan-to-value ratio than the credit grade within Residential Funding's "AlterNet" program guidelines allow.

Credit Enhancement:

A. Subordination.

Except as described below, with respect to each loan group, if the related Class M Certificates remain outstanding, losses on the related mortgage loans which are not covered by excess cash flow or overcollateralization will be allocated to the class of related Class M Certificates with the lowest payment priority, and the other related classes of certificates will not bear any portion of such losses, except as described in the prospectus supplement. If none of the related Class M Certificates are outstanding, all such losses will be allocated to the related Class A Certificates as described in the prospectus supplement.

Initial Subordination:

Class	Group I(1)	Class	Group II(1)
Class A	11.15%	Class A	22.35%
Class M-I-1	7.40%	Class M-II-1	12.85%
Class M-I-2	4.90%	Class M-II-2	7.35%
Class M-I-3	3.65%	Class M-II-3	5.85%
Class M-I-4	2.65%	Class M-II-4	4.35%
		Class M-II-5	2.85%

(1) Includes the target overcollateralization requirement as described herein.

C. Overcollateralization ("OC").

	Group I	Group II
Initial (% Orig.)	0.00%	0.00%
OC Target (% Orig.) (1)	2.65%	(1)
Stepdown OC Target (% Current)(2)	5.30%	(1)
OC Floor (% Orig.)	0.50%	0.50%
OC Holiday	None	None

(1) See Group II Overcollateralization Amount herein.
(2) Subject to certain trigger events as specified herein.

D. Cross-collateralization.

The trust provides for cross-collateralization through the application of excess cash flow generated by one loan group to cover losses and to fund the required level of OC in the non-related loan group to the extent not covered by the excess cash flow for the non-related loan group.

E. Excess Spread.

Group I: Initially equal to approximately 281 bps per annum.
Group II: Initially equal to approximately 416 bps per annum.
Assumes 1-month LIBOR remains constant at 2.48000%, 6-month LIBOR remains constant at 2.89000%, 1-Year LIBOR remains constant at 3.22000% and 1-Year CMT remains constant at 2.84000%.

Priority of Payments:

Payments to the holders of the Certificates will be made from the available amount from each loan group generally as follows:

(1) Distribution of accrued and unpaid interest to the related certificates;

(2) Distribution of principal to the related certificates, in the priority described herein;

(3) Distribution of principal to the related certificates, and subsequently, to the non-related certificates, from the excess interest on the mortgage loans, to cover realized losses;

(4) Distribution of additional principal, only to the extent the certificate principal balance of the non-related certificates exceeds the stated principal balance of the non-related mortgage loans, to the non-related certificates from the excess interest on the related mortgage loans;

(5) Distribution of additional principal to the related certificates, and subsequently, to the non-related certificates, from the excess interest on the related mortgage loans, until the required level of overcollateralization is reached;

(6) Payment to the related certificates and subsequently, to the non-related certificates, in respect of prepayment interest shortfalls;

(7) To the extent provided in the prospectus supplement, payment to certain Group I Certificates in respect of any Group I Net WAC Cap Shortfall Carry-Forward Amount due to the application of the cap on the related pass-through rate, in the priority described in the prospectus supplement, and payment to the Group II Certificates in respect of any Group II Basis Risk Shortfall Carry-Forward Amount in the priority described in the prospectus supplement;

(8) Payment to the related certificates and subsequently, to the non-related certificates, in respect of current relief act shortfalls;

(9) To pay to the holders of the related Class A Certificates, pro rata, and then to the related Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed;

(10) To pay to the holders of the non-related Class A Certificates, pro rata, and then to the non-related Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed;

(11) To the Class M-II-5 Certificates as principal, until its certificate principal balance has been reduced to zero; and

(12) Distribution of any remaining funds to the non-offered certificates.

Interest Accrual Period:

Class A-I-2 through Class A-I-6 and Class M-I Certificates: the calendar month preceding the current Distribution Date on a 30/360 basis.

Class A-I-1, Class A-II and Class M-II Certificates: from and including the preceding Distribution Date (for the first accrual period, the closing date) up to but excluding the current Distribution Date, on an actual/360 basis.


RBS Greenwich Capital

Pass-Through Rates:

Group I Pass-Through Rates:

- On each Distribution Date, the Class A-I-1 Pass-Through Rate will be a per annum rate equal to the lesser of (i) One-Month LIBOR plus [ ]% (the "Class A-I-1 Margin") and (ii) the Group I Net WAC Cap Rate.
- On each Distribution Date, for the Class A-I-2, Class A-I-3, Class A-I-4 and Class A-I-6 Certificates, interest will accrue at a fixed rate equal to their respective fixed rate coupon.
- On each Distribution Date, for the Class A-I-5 Certificates and Class M-I Certificates, interest will accrue at a rate equal to the lesser of (a) their respective fixed rate coupons and (b) the Group I Net WAC Cap Rate.
- The fixed rate coupon on the Class A-I-5 Certificates and the Class M-I Certificates will increase by 0.50% per annum for any Distribution Date beginning on the second Distribution Date after the first possible related Optional Call Date.

Group II Pass-Through Rates:

- The Class A-II-1 Pass-Through Rate will be a per annum rate equal to the least of (x) One-Month LIBOR plus [ ]% (the "Class A-II-1 Margin"), (y) the Group II Net WAC Cap Rate, and (z) 14.00%.
- The Class A-II-2 Pass-Through Rate will be a per annum rate equal to the least of (x) One-Month LIBOR plus [ ]% (the "Class A-II-2 Margin"), (y) the Group II Net WAC Cap Rate, and (z) 14.00%.
- The Class A-II-3 Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class A-II-3 Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 2 times the Class A-II-3 Margin, (y) the Group II Net WAC Cap Rate, and (z) 14.00%.
- The Class M-II Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus the related Class M-II Margin, and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 1.5 times the related Class M-II Margin, (y) the Group II Net WAC Cap Rate, and (z) 14.00%.

Group I Net WAC Cap Rate:

For any Distribution Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group I Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period, and, in the case of the Class A-I-1 Certificates, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

For any Distribution Date on which the Pass-Through Rate on the Group I Certificates is limited to the Group I Net WAC Cap Rate, the resulting shortfall (the "Group I Net WAC Cap Shortfall") will carry forward with interest thereon (the "Group I Net WAC Cap Shortfall Carry-Forward Amount").

Group II Net WAC Cap Rate: For any Distribution Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group II Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

For any Distribution Date on which the Pass-Through Rate on the Group II Certificates is limited to the Group II Net WAC Cap Rate, the resulting shortfall (the "Group II Basis Risk Shortfall") will carry forward with interest thereon, subject to a maximum of 14.00% per annum (the "Group II Basis Risk Shortfall Carry-Forward Amount"). The payments from the Yield Maintenance Agreement will be available to cover any shortfalls on the Class M-II Certificates resulting from the application of the Group II Net WAC Cap Rate.

Weighted Average Monthly Fees: Master servicing fee and subservicing fee of approximately:
[0.324%] per annum for Group I
[0.439%] per annum for Group II

Net Mortgage Rate: With respect to any mortgage loan, the mortgage rate minus (a) the master servicing fee and (b) the sub-servicing fee.

Eligible Master Servicing Compensation: For either loan group and any Distribution Date, an amount equal to the lesser of (a) one-twelfth of 0.125% of the stated principal balance of the mortgage loans in that loan group immediately preceding that Distribution Date, and (b) the sum of the Master Servicing Fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date with respect to the mortgage loans in that loan group. Excess Cash Flow may also be available to cover prepayment interest shortfalls, subject to the priority of distribution for Excess Cash Flow.

Advances: The Master Servicer will advance delinquent principal and interest to the extent the advance is recoverable from future collections on the loan.

Overcollateralization Amount: With respect to any Distribution Date and either loan group, the excess, if any, of the aggregate stated principal balance of the mortgage loans in the related loan group before giving effect to distributions of principal to be made on that Distribution Date, over the aggregate certificate principal balance of the related Class A Certificates and related Class M Certificates, as of such date, before taking into account distributions of principal to be made on that Distribution Date.

Group I Required Overcollateralization Amount: With respect to any Distribution Date and the Group I Loans, (a) if such Distribution Date is prior to the Group I Stepdown Date, 2.65%% of the aggregate stated principal balance of the Group I Loans as of the Cut-Off Date, or (b) if such Distribution Date is on or after the Group I Stepdown Date, the greater of (i) 5.30% of the then current aggregate stated principal balance of the Group I Loans as of the end of the related due period and (ii) the Overcollateralization Floor for Group I.

Trigger Event: A Trigger Event is in effect with respect to either loan group on any Distribution Date if either (i) the three month average of the related Sixty-Plus Delinquency Percentage, as determined on that Distribution Date and the immediately preceding two Distribution Dates, equals or exceeds 50% of the Group I Senior Enhancement Percentage or 40% of the Group II Senior Enhancement Percentage, respectively, or (ii) cumulative realized losses on the related mortgage loans as a percentage of the initial aggregate principal balance of the related mortgage loans as of the Cut-off Date exceed the following amounts:

	Group I Loans	Group II Loans
Months 37-48	2.00% in the first month plus an additional 1/12th of 1.25% for every month thereafter	4.00% in the first month plus an additional 1/12th of 2.25% for every month thereafter
Months 49-60	3.25% in the first month plus an additional 1/12th of 1.00% for every month thereafter	6.25% in the first month plus an additional 1/12th of 1.50% for every month thereafter
Months 61-72	4.25% in the first month plus an additional 1/12th of 0.75% for every month thereafter	7.75% in the first month plus an additional 1/12th of 1.00% for every month thereafter
Months 73 and thereafter	5.00%	8.75%

Sixty-Plus Delinquency Percentage: With respect to any Distribution Date and each loan group, the fraction, expressed as a percentage, equal to (x) the aggregate stated principal balance of the mortgage loans of the related loan group that are 60 or more days delinquent in payment of principal and interest for that Distribution Date, including mortgage loans in foreclosure and REO, over (y) the aggregate stated principal balance of all of the mortgage loans of the related loan group immediately preceding that Distribution Date.

Group I Senior Enhancement Percentage: For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the Class M-I-1, Class M-I-2, Class M-I-3 and Class M-I-4 Certificates and (ii) the related Overcollateralization Amount, in each case prior to the distribution of the Group I Principal Distribution Amount on such Distribution Date, by (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date.


RBS Greenwich Capital

Overcollateralization Floor: As to either loan group, an amount equal to 0.50% of the aggregate stated principal balance of the related mortgage loans as of the Cut-off Date.

Overcollateralization Increase Amount: With respect to any Distribution Date and either loan group, an amount equal to the lesser of (i) available excess cash flow from the related and non-related mortgage loans available for payment of the Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the related Required Overcollateralization Amount for that Distribution Date over (y) the related Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount: With respect to any Distribution Date and each loan group for which the related Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the related Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the related mortgage loans for that Distribution Date.

Excess Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the related Overcollateralization Amount over the related Required Overcollateralization Amount.

Group I Principal Distribution Amount: As to any Distribution Date, the lesser of (i) the aggregate certificate principal balance of the Class A-I Certificates and Class M-I Certificates prior to such Distribution Date and (ii) the sum of (a) principal collected on the Group I Loans other than Subsequent Recoveries and (b) the related Overcollateralization Increase Amount less (c) the related Overcollateralization Reduction Amount.

Class A-I Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the Group I Principal Distribution Amount for that Distribution Date or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the Group I Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the aggregate certificate principal balance of the Class A-I Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Priority of Class A-I Principal Distributions: The Class A-I Principal Distribution Amount will be distributed to the Class A-I-1 through the Class A-I-6 Certificates as follows: first to the Class A-I-6 Certificates in an amount equal to the Class A-I-6 Lockout Distribution Amount for that distribution date, and then the remaining amounts will be paid to the Class A-I-1, Class A-I-2, Class A-I-3, Class A-I-4, Class A-I-5 and Class A-I-6 Certificates, in that order, in each case until paid in full.


RBS Greenwich Capital

Class A-I-6 Lockout Distribution Amount:

For any Distribution Date, the product of (x) the Class A-I-6 Lockout Percentage (as set forth in the underlying table) for that Distribution Date and (y) the Class A-I-6 Pro Rata Distribution Amount for that Distribution Date. In no event shall the Class A-I-6 Lockout Distribution Amount for a Distribution Date exceed the Class A-I Principal Distribution Amount for that Distribution Date or the certificate principal balance of the Class A-I-6 Certificates immediately prior to that Distribution Date.

Class A-I-6 Pro Rata Distribution Amount:

For any Distribution Date, an amount equal to the product of (x) a fraction, the numerator of which is the certificate principal balance of the Class A-I-6 Certificates immediately prior to that Distribution Date and the denominator of which is the aggregate certificate principal balance of the Class A-I Certificates immediately prior to that Distribution Date and (y) the Class A-I Principal Distribution Amount for that Distribution Date.

Class A-I-6 Lockout Percentage:

Distribution Dates	Lockout Percentage
February 2005 through and including January 2008	0%
February 2008 through and including January 2010	45%
February 2010 through and including January 2011	80%
February 2011 through and including January 2012	100%
February 2012 and thereafter	300%

Class M-I-1 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I Certificates (after taking into account the payment of the Class A-I Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-2 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount and the Class M-I-1 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount and the Class M-I-1 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I Certificates and Class M-I-1 Certificates (after taking into account the payment of the Class A-I Principal Distribution Amount and Class M-I-1 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-3 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I, Class M-I-1 and Class M-I-2 Certificates (after taking into account the payment of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.


RBS Greenwich Capital

Class M-I-4 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount and Class M-I-3 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount and Class M-I-3 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I, Class M-I-1, Class M-I-2 and Class M-I-3 Certificates (after taking into account the payment of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount and Class M-I-3 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Group I Subordination Percentage:

As to any class of Class A-I or Class M-I Certificates, the respective percentage set forth below:

Class	Percentage
A-I	77.70%
M-I-1	85.20%
M-I-2	90.20%
M-I-3	92.70%
M-I-4	94.70%

Group I Stepdown Date:

The Distribution Date which is the later to occur of (x) the Distribution Date in February 2008 and (y) the first distribution date on which the Group I Senior Enhancement Percentage is equal to or greater than 22.30%.


RBS Greenwich Capital

Group II Required Overcollateralization Amount: With respect to any Distribution Date and the Group II Loans, (a) if such Distribution Date is prior to the Group II Stepdown Date, the sum of (*i*) 2.85% of the aggregate stated principal balance of the Group II Loans as of the Cut-off Date and (ii) the amount by which the certificate principal balance of the Class M-II-5 Certificates has been reduced by any payments pursuant to clause (11) under "Priority of Payments" on any prior Distribution Dates, or (b) if such Distribution Date is on or after the Group II Stepdown Date, the lesser of (A) the sum of (i) 2.85% of the aggregate stated principal balance of the Group II Loans as of the Cut-off Date and (ii) the amount by which the certificate principal balance of the Class M-II-5 Certificates has been reduced by any payments pursuant to clause (11) under "Priority of Payments" on any prior Distribution Dates and (B) the greater of (I) the excess of (x) 8.70% of the then current aggregate stated principal balance of the Group II Loans as of the end of the related due period over (y) the certificate principal balance of the Class M-II-5 Certificates before giving effect to distributions to be made on that distribution date and (II) the Overcollateralization Floor for Group II; provided, however, that if a Group II Trigger Event is in effect, the Group II Required Overcollateralization Amount will be an amount equal to the greater of (a) the Group II Required Overcollateralization Amount for the immediately preceding Distribution Date and (b) the Group II Required Overcollateralization Amount for the related Distribution Date plus any amount by which the certificate principal balance of the Class M-II-5 Certificates has been reduced by any payments pursuant to clause (11) under "Priority of Payments" on any such Distribution Date.

Group II Senior Enhancement Percentage: For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the Class M-II-1, Class M-II-2, Class M-II-3, Class M-II-4 and Class M-II-5 Certificates and (ii) the Group II Overcollateralization Amount, in each case prior to the distribution of the Group II Principal Distribution Amount on such Distribution Date, by (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date.

Group II Principal Distribution Amount: As to any Distribution Date, the lesser of (i) the aggregate certificate principal balance of the Class A-II Certificates and Class M-II Certificates prior to such Distribution Date and (ii) the sum of (a) principal collected on the Group II Loans other than Subsequent Recoveries and (b) the related Overcollateralization Increase Amount less (c) the related Overcollateralization Reduction Amount.

Class A-II Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the Group II Principal Distribution Amount for that Distribution Date or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the Group II Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the aggregate certificate principal balance of the Class A-II Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Priority of Class A-II Princial Distributions:

The Class A-II Principal Distribution Amount will be distributed sequentially, to the Class A-II-1, Class A-II-2 and Class A-II-3 Certificates, in that order, in each case until paid in full.

Class M-II-1 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-2 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount and the Class M-II-1 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount and the Class M-II-1 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II Certificates and Class M-II-1 Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount and Class M-II-1 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-3 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount and Class M-II-2 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount and Class M-II-2 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II, Class M-II-1 and Class M-II-2 Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount and Class M-II-2 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.


RBS Greenwich Capital

Class M-II-4 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount and Class M-II-3 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount and Class M-II-3 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II, Class M-II-1, Class M-II-2 and Class M-II-3 Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount and Class M-II-3 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-5 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount and Class M-II-4 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount and Class M-II-4 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II, Class M-II-1, Class M-II-2, Class M-II-3 and Class M-II-4 Certificates (after taking into account the payment of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount and Class M-II-4 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-5 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Group II Subordination Percentage:

As to any class of Class A-II or Class M-II Certificates, the respective percentage set forth below:

Class	Percentage[1]
A-II	55.30%
M-II-1	74.30%
M-II-2	85.30%
M-II-3	88.30%
M-II-4	91.30%
M-II-5	94.30%

[1] Includes the target overcollateralization requirement as described herein.

Group II Stepdown Date:

The Distribution Date which is the later to occur of (x) the Distribution Date in February 2008 and (y) the first Distribution date on which the Group II Senior Enhancement Percentage is equal to or greater than 44.70%.

Subsequent Recoveries:

Subsequent recoveries, net of reimbursable expenses, with respect to mortgage loans that have been previously liquidated and that have resulted in a realized loss.


RBS Greenwich Capital

Yield Maintenance Agreement: On the Closing Date, the Trustee will enter into a Yield Maintenance Agreement with [ ] (the "Counterparty") for the benefit of the Class M-II Certificates. On each Distribution Date, payments under the Yield Maintenance Agreement will be made based on (i) the notional amount set forth below and (ii) the strike rates set forth in the table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the strike rate beginning with the Distribution Date in March 2005. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds the ceiling. The Yield Maintenance Agreement will terminate after the Distribution Date in February 2007.

Yield Maintenance Agreement Schedule

Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling Rate (%)
02/25/05	NA	NA	NA
03/25/05	141,375,000	6.24321	7.93000
04/25/05	141,375,000	5.53570	7.93000
05/25/05	141,375,000	5.75613	7.93000
06/25/05	141,375,000	5.53618	7.93000
07/25/05	141,375,000	5.79028	7.93000
08/25/05	141,375,000	5.57228	7.93000
09/25/05	141,375,000	5.57256	7.93000
10/25/05	141,375,000	5.79427	7.93000
11/25/05	141,375,000	5.57310	7.93000
12/25/05	141,375,000	5.79473	7.93000
01/25/06	141,375,000	5.59225	7.93000
02/25/06	141,375,000	5.59546	7.93000
03/25/06	141,375,000	6.30952	7.93000
04/25/06	141,375,000	5.59529	7.93000
05/25/06	141,375,000	5.81738	7.93000
06/25/06	141,375,000	5.59508	7.93000
07/25/06	141,375,000	5.81736	7.93000
08/25/06	141,375,000	5.59950	7.93000
09/25/06	141,375,000	5.59940	7.93000
10/25/06	141,375,000	5.82225	7.93000
11/25/06	141,375,000	5.60229	7.93000
12/25/06	141,375,000	5.84054	7.93000
1/25/07	141,375,000	7.65634	7.93000
2/25/07	141,375,000	7.65750	7.93000


RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Loan Group I Net WAC Cap

(Current Index Values; 100% PPC; Actual/360)

Month	(%)
1	7.30
2	7.30
3	6.59
4	6.81
5	6.59
6	6.81
7	6.59
8	6.59
9	6.81
10	6.59
11	6.81
12	6.59
13	6.59
14	7.30
15	6.59
16	6.81
17	6.60
18	6.82
19	6.60
20	6.60
21	6.82
22	6.60
23	6.82

Loan Group II Class A-II Certificates Net WAC Cap

Period	Payment Date	Net WAC Rate(1)	Effective Net WAC Rate(2)	Period	Payment Date	Net WAC Rate(1)	Effective Net WAC Rate(2)
1	02/25/05	7.31	7.31	35	12/25/07	8.50	9.95
2	03/25/05	7.31	7.31	36	01/25/08	8.46	10.70
3	04/25/05	6.60	6.60	37	02/25/08	8.46	10.71
4	05/25/05	6.83	6.83	38	03/25/08	9.05	11.44
5	06/25/05	6.61	6.61	39	04/25/08	8.46	10.71
6	07/25/05	6.83	6.86	40	05/25/08	8.75	11.06
7	08/25/05	6.61	6.64	41	06/25/08	8.46	10.72
8	09/25/05	6.61	6.64	42	07/25/08	8.75	11.91
9	10/25/05	6.83	6.86	43	08/25/08	8.46	11.53
10	11/25/05	6.61	6.64	44	09/25/08	8.46	11.53
11	12/25/05	6.83	6.86	45	10/25/08	8.75	11.92
12	01/25/06	6.61	6.66	46	11/25/08	8.46	11.56
13	02/25/06	6.61	6.67	47	12/25/08	8.74	11.94
14	03/25/06	7.32	7.38	48	01/25/09	8.46	11.79
15	04/25/06	6.61	6.67	49	02/25/09	8.46	11.79
16	05/25/06	6.83	6.89	50	03/25/09	9.37	13.06
17	06/25/06	6.61	6.67	51	04/25/09	8.46	11.79
18	07/25/06	6.83	6.89	52	05/25/09	8.74	12.19
19	08/25/06	6.61	6.67	53	06/25/09	8.46	11.79
20	09/25/06	6.61	6.67	54	07/25/09	8.74	12.28
21	10/25/06	6.83	6.89	55	08/25/09	8.46	11.89
22	11/25/06	6.62	6.67	56	09/25/09	8.46	11.89
23	12/25/06	6.84	6.91	57	10/25/09	8.74	12.29
24	01/25/07	8.23	8.72	58	11/25/09	8.46	11.93
25	02/25/07	8.23	8.73	59	12/25/09	8.72	12.65
26	03/25/07	9.11	9.66	60	01/25/10	8.41	12.43
27	04/25/07	8.22	8.72	61	02/25/10	8.41	12.43
28	05/25/07	8.49	9.01	62	03/25/10	9.32	13.76
29	06/25/07	8.22	8.73	63	04/25/10	8.41	12.43
30	07/25/07	8.49	9.75	64	05/25/10	8.70	12.85
31	08/25/07	8.22	9.44	65	06/25/10	8.41	12.45
32	09/25/07	8.22	9.44	66	07/25/10	8.70	12.87
33	10/25/07	8.49	9.76	67	08/25/10	8.41	12.46
34	11/25/07	8.23	9.47	68	09/25/10	8.41	12.46

(1) Assumes 1-month LIBOR remains constant at 2.48000%, 6-month LIBOR remains constant at 2.89000%, 1-Year LIBOR remains constant at 3.22000% and 1-Year CMT remains constant at 2.84000% and run at the prepayment assumption to call.

(2) Assumes 1-month LIBOR, 6-month LIBOR, 1-Year LIBOR and 1-Year CMT instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the prepayment assumption to call and further assumes payments are received from the Yield Maintenance Agreement.

Loan Group II Class M-II Certificates Net WAC Cap

Period	Payment Date	Net WAC Rate(1)	Effective Net WAC Rate(2)	Period	Payment Date	Net WAC Rate(1)	Effective Net WAC Rate(2)
1	02/25/05	7.31	7.31	35	12/25/07	8.50	9.95
2	03/25/05	7.31	9.00	36	01/25/08	8.46	10.70
3	04/25/05	6.60	9.00	37	02/25/08	8.46	10.71
4	05/25/05	6.83	9.00	38	03/25/08	9.05	11.44
5	06/25/05	6.61	9.00	39	04/25/08	8.46	10.71
6	07/25/05	6.83	9.00	40	05/25/08	8.75	11.06
7	08/25/05	6.61	9.00	41	06/25/08	8.46	10.72
8	09/25/05	6.61	9.00	42	07/25/08	8.75	11.91
9	10/25/05	6.83	9.00	43	08/25/08	8.46	11.53
10	11/25/05	6.61	9.00	44	09/25/08	8.46	11.53
11	12/25/05	6.83	9.00	45	10/25/08	8.75	11.92
12	01/25/06	6.61	9.00	46	11/25/08	8.46	11.56
13	02/25/06	6.61	9.00	47	12/25/08	8.74	11.94
14	03/25/06	7.32	9.00	48	01/25/09	8.46	11.79
15	04/25/06	6.61	9.00	49	02/25/09	8.46	11.79
16	05/25/06	6.83	9.00	50	03/25/09	9.37	13.06
17	06/25/06	6.61	9.00	51	04/25/09	8.46	11.79
18	07/25/06	6.83	9.00	52	05/25/09	8.74	12.19
19	08/25/06	6.61	9.00	53	06/25/09	8.46	11.79
20	09/25/06	6.61	9.00	54	07/25/09	8.74	12.28
21	10/25/06	6.83	9.00	55	08/25/09	8.46	11.89
22	11/25/06	6.62	9.00	56	09/25/09	8.46	11.89
23	12/25/06	6.84	9.00	57	10/25/09	8.74	12.29
24	01/25/07	8.23	9.00	58	11/25/09	8.46	11.93
25	02/25/07	8.23	9.00	59	12/25/09	8.72	12.65
26	03/25/07	9.11	9.66	60	01/25/10	8.41	12.43
27	04/25/07	8.22	8.72	61	02/25/10	8.41	12.43
28	05/25/07	8.49	9.01	62	03/25/10	9.32	13.76
29	06/25/07	8.22	8.73	63	04/25/10	8.41	12.43
30	07/25/07	8.49	9.75	64	05/25/10	8.70	12.85
31	08/25/07	8.22	9.44	65	06/25/10	8.41	12.45
32	09/25/07	8.22	9.44	66	07/25/10	8.70	12.87
33	10/25/07	8.49	9.76	67	08/25/10	8.41	12.46
34	11/25/07	8.23	9.47	68	09/25/10	8.41	12.46

(1) Assumes 1-month LIBOR remains constant at 2.48000%, 6-month LIBOR remains constant at 2.89000%, 1-Year LIBOR remains constant at 3.22000% and 1-Year CMT remains constant at 2.84000% and run at the prepayment assumption to call.

(2) Assumes 1-month LIBOR, 6-month LIBOR, 1-Year LIBOR and 1-Year CMT instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the prepayment assumption to call and further assumes payments are received from the Yield Maintenance Agreement.

Group I Sensitivity Analysis

To 10% Call

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-I-1						
Avg. Life (yrs)	9.34	1.66	1.23	1.00	0.86	0.76
Principal Window	1 - 211	1 - 41	1 - 29	1 - 23	1 - 19	1 - 16
Principal Window Months	211	41	29	23	19	16
Class A-I-2						
Avg. Life (yrs)	19.15	4.10	2.84	2.20	1.81	1.54
Principal Window	211 - 248	41 - 58	29 - 40	23 - 30	19 - 25	16 - 21
Principal Window Months	38	18	12	8	7	6
Class A-I-3						
Avg. Life (yrs)	22.42	5.88	3.98	3.00	2.42	2.04
Principal Window	248 - 290	58 - 89	40 - 58	30 - 43	25 - 34	21 - 28
Principal Window Months	43	32	19	14	10	8
Class A-I-4						
Avg. Life (yrs)	26.13	11.08	7.17	5.00	3.85	3.05
Principal Window	290 - 335	89 - 182	58 - 129	43 - 85	34 - 63	28 - 50
Principal Window Months	46	94	72	43	30	23
Class A-I-5						
Avg. Life (yrs)	28.48	17.33	12.55	9.47	7.09	5.58
Principal Window	335 - 343	182 - 213	129 - 155	85 - 119	63 - 95	50 - 79
Principal Window Months	9	32	27	35	33	30
Class A-I-6						
Avg. Life (yrs)	14.14	8.16	7.31	6.75	6.30	5.73
Principal Window	37 - 343	37 - 213	37 - 155	37 - 119	38 - 95	40 - 79
Principal Window Months	307	177	119	83	58	40
Class M-I-1						
Avg. Life (yrs)	25.85	12.06	8.61	6.59	5.31	4.56
Principal Window	253 - 343	73 - 213	51 - 155	39 - 119	37 - 95	39 - 79
Principal Window Months	91	141	105	81	59	41
Class M-I-2						
Avg. Life (yrs)	25.85	12.06	8.61	6.59	5.30	4.53
Principal Window	253 - 343	73 - 213	51 - 155	39 - 119	37 - 95	38 - 79
Principal Window Months	91	141	105	81	59	42
Class M-I-3						
Avg. Life (yrs)	25.85	12.06	8.61	6.59	5.30	4.52
Principal Window	253 - 343	73 - 213	51 - 155	39 - 119	37 - 95	37 - 79
Principal Window Months	91	141	105	81	59	43
Class M-I-4						
Avg. Life (yrs)	25.85	12.06	8.61	6.59	5.30	4.50
Principal Window	253 - 343	73 - 213	51 - 155	39 - 119	37 - 95	37 - 79
Principal Window Months	91	141	105	81	59	43


RBS Greenwich Capital

Group I Sensitivity Analysis

To Maturity

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-I-1						
Avg. Life (yrs)	9.34	1.66	1.23	1.00	0.86	0.76
Principal Window	1 - 211	1 - 41	1 - 29	1 - 23	1 - 19	1 - 16
Principal Window Months	211	41	29	23	19	16
Class A-I-2						
Avg. Life (yrs)	19.15	4.10	2.84	2.20	1.81	1.54
Principal Window	211 - 248	41 - 58	29 - 40	23 - 30	19 - 25	16 - 21
Principal Window Months	38	18	12	8	7	6
Class A-I-3						
Avg. Life (yrs)	22.42	5.88	3.98	3.00	2.42	2.04
Principal Window	248 - 290	58 - 89	40 - 58	30 - 43	25 - 34	21 - 28
Principal Window Months	43	32	19	14	10	8
Class A-I-4						
Avg. Life (yrs)	26.13	11.08	7.17	5.00	3.85	3.05
Principal Window	290 - 335	89 - 182	58 - 129	43 - 85	34 - 63	28 - 50
Principal Window Months	46	94	72	43	30	23
Class A-I-5						
Avg. Life (yrs)	28.96	20.44	15.46	11.83	8.94	6.76
Principal Window	335 - 359	182 - 343	129 - 305	85 - 252	63 - 207	50 - 172
Principal Window Months	25	162	177	168	145	123
Class A-I-6						
Avg. Life (yrs)	14.14	8.18	7.34	6.83	6.50	6.31
Principal Window	37 - 357	37 - 341	37 - 303	37 - 250	38 - 205	40 - 170
Principal Window Months	321	305	267	214	168	131
Class M-I-1						
Avg. Life (yrs)	25.98	12.84	9.31	7.15	5.78	4.94
Principal Window	253 - 356	73 - 302	51 - 240	39 - 188	37 - 152	39 - 126
Principal Window Months	104	230	190	150	116	88
Class M-I-2						
Avg. Life (yrs)	25.97	12.72	9.19	7.05	5.68	4.83
Principal Window	253 - 354	73 - 283	51 - 218	39 - 170	37 - 137	38 - 113
Principal Window Months	102	211	168	132	101	76
Class M-I-3						
Avg. Life (yrs)	25.94	12.54	9.01	6.91	5.57	4.73
Principal Window	253 - 351	73 - 259	51 - 194	39 - 151	37 - 121	37 - 100
Principal Window Months	99	187	144	113	85	64
Class M-I-4						
Avg. Life (yrs)	25.90	12.30	8.81	6.75	5.44	4.60
Principal Window	253 - 348	73 - 240	51 - 177	39 - 137	37 - 110	37 - 91
Principal Window Months	96	168	127	99	74	55

Group II Sensitivity Analysis

To 10% Call

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-II-1						
Avg. Life (yrs)	13.08	1.57	1.20	1.00	0.86	0.76
Principal Window	1 - 253	1 - 36	1 - 25	1 - 22	1 - 18	1 - 16
Principal Window Months	253	36	25	22	18	16
Class A-II-2						
Avg. Life (yrs)	24.05	4.70	3.14	2.21	1.88	1.66
Principal Window	253 - 327	36 - 92	25 - 61	22 - 34	18 - 26	16 - 24
Principal Window Months	75	57	37	13	9	9
Class A-II-3						
Avg. Life (yrs)	28.40	10.42	6.89	4.74	2.56	2.12
Principal Window	327 - 346	92 - 141	61 - 93	34 - 68	26 - 36	24 - 28
Principal Window Months	20	50	33	35	11	5
Class M-II-1						
Avg. Life (yrs)	26.75	7.81	5.24	4.44	4.21	2.73
Principal Window	278 - 346	47 - 141	38 - 93	42 - 68	36 - 52	28 - 41
Principal Window Months	69	95	56	27	17	14
Class M-II-2						
Avg. Life (yrs)	26.75	7.81	5.22	4.16	3.87	3.41
Principal Window	279 - 346	47 - 141	37 - 93	39 - 68	42 - 52	41 - 41
Principal Window Months	68	95	57	30	11	1
Class M-II-3						
Avg. Life (yrs)	26.76	7.81	5.22	4.10	3.65	3.41
Principal Window	280 - 346	48 - 141	37 - 93	38 - 68	40 - 52	41 - 41
Principal Window Months	67	94	57	31	13	1
Class M-II-4						
Avg. Life (yrs)	26.76	7.81	5.22	4.07	3.58	3.41
Principal Window	281 - 346	48 - 141	37 - 93	38 - 68	39 - 52	41 - 41
Principal Window Months	66	94	57	31	14	1
Class M-II-5						
Avg. Life (yrs)	0.93	0.96	0.97	0.99	1.01	1.03
Principal Window	10 - 13	10 - 13	10 - 14	10 - 14	10 - 14	10 - 15
Principal Window Months	4	4	5	5	5	6


RBS Greenwich Capital

Group II Sensitivity Analysis

To Maturity

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-II-1						
Avg. Life (yrs)	13.08	1.57	1.20	1.00	0.86	0.76
Principal Window	1 - 253	1 - 36	1 - 25	1 - 22	1 - 18	1 - 16
Principal Window Months	253	36	25	22	18	16
Class A-II-2						
Avg. Life (yrs)	24.05	4.70	3.14	2.21	1.88	1.66
Principal Window	253 - 327	36 - 92	25 - 61	22 - 34	18 - 26	16 - 24
Principal Window Months	75	57	37	13	9	9
Class A-II-3						
Avg. Life (yrs)	28.66	12.16	8.14	5.64	2.56	2.12
Principal Window	327 - 359	92 - 287	61 - 203	34 - 149	26 - 36	24 - 28
Principal Window Months	33	196	143	116	11	5
Class M-II-1						
Avg. Life (yrs)	26.87	8.56	5.78	4.82	5.44	2.98
Principal Window	278 - 358	47 - 253	38 - 174	42 - 127	36 - 113	28 - 89
Principal Window Months	81	207	137	86	78	62
Class M-II-2						
Avg. Life (yrs)	26.86	8.48	5.69	4.50	4.13	4.73
Principal Window	279 - 357	47 - 227	37 - 154	39 - 112	42 - 86	46 - 75
Principal Window Months	79	181	118	74	45	30
Class M-II-3						
Avg. Life (yrs)	26.86	8.37	5.61	4.38	3.86	3.82
Principal Window	280 - 355	48 - 199	37 - 134	38 - 97	40 - 74	43 - 58
Principal Window Months	76	152	98	60	35	16
Class M-II-4						
Avg. Life (yrs)	26.85	8.27	5.54	4.30	3.76	3.62
Principal Window	281 - 354	48 - 187	37 - 125	38 - 91	39 - 70	41 - 55
Principal Window Months	74	140	89	54	32	15
Class M-II-5						
Avg. Life (yrs)	0.93	0.96	0.97	0.99	1.01	1.03
Principal Window	10 - 13	10 - 13	10 - 14	10 - 14	10 - 14	10 - 15
Principal Window Months	4	4	5	5	5	6

RAMP Series 2005-RS1 – Collateral Characteristics (Group I Loans)
Summary Report

Principal Balance	$226,431,939		
Number of Mortgage Loans	1,567		
	Average	**Minimum**	**Maximum**
Original Principal Balance	$144,646.66	$27,000.00	$1,410,000.00
Current Principal Balance	$144,500.28	$26,933.86	$1,410,000.00
	Weighted Average	**Minimum**	**Maximum**
Original Term (mos)	349	120	360
Remaining Term to Maturity (mos)	348	120	360
Age	1	0	25
Mortgage Rate	7.138	5.375	12.500
Loan-to-Value Ratio	88.69	35.00	107.00
Credit Score	701	493	822

Lien Position	% of Loan Group
1st Lien	100.00

Occupancy	% of Loan Group
Primary Residence	65.86
Non-Owner Occupied	32.97
Second/Vacation	1.17

Documentation	% of Loan Group
Full Documentation	59.79
Reduced Documentation	40.21

Servicing	% of Loan Group
Homecomings	96.88

Delinquency	% of Loan Group
Current	99.73
30 to 59 Days Delinquent	0.27
60 to 89 Days Delinquent	0.00

Exception Category	% of Loan Group
Expanded Criteria Exceptions (RALI)	45.11
Home Solutions Exceptions	30.31
Jumbo A Exceptions (RFMSI)	13.53
Alternet Exceptions (RASC)	11.02
Seasoned Loans	0.03

Loan Purpose	% of Loan Group
Purchase	60.12
Equity Refinance	30.37
Rate/Term Refinance	9.51

Property Type	% of Loan Group
Single Family Detached	69.24
PUD (detached)	14.04
Two-Four Family Units	9.40
Condominium Low Rise	4.03
PUD (attached)	2.52
Condominium Mid Rise	0.43
Townhouse	0.19
Manufactured Housing	0.09

Percent of Pool with Prepayment Penalty	38.87
Percent of Pool over 80% LTV with MI	18.63
IO Loans	1.89



Credit Score Distribution of the Group I Loans

Range of Credit Scores	Number of Loans	Current Principal Balance	% of Current Principal Balance	Weighted Current Principal Balance	Weighted Average Original LTV
499 or less	1	122,126	0.05 %	122,126	85.00 %
500 - 519	1	66,054	0.03	66,054	85.00
520 - 539	3	468,599	0.21	156,200	84.81
540 - 559	2	93,234	0.04	46,617	77.78
560 - 579	18	1,549,859	0.68	86,103	81.74
580 - 599	34	4,247,518	1.88	124,927	91.52
600 - 619	43	5,561,366	2.46	129,334	90.18
620 - 639	87	12,227,912	5.40	140,551	87.95
640 - 659	120	17,884,904	7.90	149,041	85.28
660 - 679	176	27,791,726	12.27	157,908	83.45
680 - 699	266	42,987,036	18.98	161,605	87.33
700 - 719	213	31,789,926	14.04	149,248	89.67
720 - 739	221	29,209,189	12.90	132,168	91.24
740 - 759	173	23,299,946	10.29	134,682	92.89
760 or greater	203	28,053,106	12.39	138,193	91.41
Subtotal with Credit Score	1,561	225,352,502	99.52	144,364	88.74
Not Available	6	1,079,437	0.48	179,906	77.38
Total	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**88.69 %**

Original Mortgage Loan Principal Balances of the Group I Loans

Original Mortgage Amount ($)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	641	46,940,455	20.73 %	73,230	703	92.97 %
100,001 to 200,000	666	92,696,030	40.94	139,183	699	91.63
200,001 to 300,000	147	35,222,387	15.56	239,608	700	88.94
300,001 to 400,000	59	20,351,888	8.99	344,947	696	86.03
400,001 to 500,000	26	11,668,650	5.15	448,794	696	77.45
500,001 to 600,000	15	8,187,561	3.62	545,837	707	78.13
600,001 to 700,000	6	3,828,382	1.69	638,064	710	77.51
800,001 to 900,000	1	862,500	0.38	862,500	704	75.00
900,001 to 1,000,000	4	3,894,116	1.72	973,529	715	67.25
1,100,001 or greater	2	2,779,971	1.23	1,389,986	740	62.46
Total	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**


RBS Greenwich Capital

Mortgage Rates of the Group I Loans

Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
5.000 to 5.499	4	1,933,071	0.85 %	483,268	763	70.46 %
5.500 to 5.999	90	27,798,484	12.28	308,872	714	74.50
6.000 to 6.499	224	42,319,431	18.69	188,926	705	83.83
6.500 to 6.999	300	45,240,487	19.98	150,802	697	86.77
7.000 to 7.499	189	23,549,426	10.40	124,600	688	90.19
7.500 to 7.999	221	27,343,119	12.08	123,725	694	94.83
8.000 to 8.499	248	26,884,373	11.87	108,405	719	97.96
8.500 to 8.999	236	25,573,176	11.29	108,361	701	98.24
9.000 to 9.499	28	3,489,828	1.54	124,637	625	93.41
9.500 to 9.999	18	1,538,779	0.68	85,488	604	94.41
10.000 to 10.499	3	247,497	0.11	82,499	581	97.54
10.500 to 10.999	5	366,920	0.16	73,384	577	94.29
12.500 to 12.999	1	147,347	0.07	147,347	524	57.00
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**

Net Mortgage Rates of the Group I Loans

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
5.000 to 5.499	44	15,976,882	7.06 %	363,111	720	72.68 %
5.500 to 5.999	198	43,532,580	19.23	219,862	704	79.20
6.000 to 6.499	276	43,149,657	19.06	156,339	702	87.05
6.500 to 6.999	260	34,671,336	15.31	133,351	696	90.09
7.000 to 7.499	191	22,539,277	9.95	118,007	685	93.37
7.500 to 7.999	245	28,841,429	12.74	117,720	710	97.30
8.000 to 8.499	286	30,503,575	13.47	106,656	710	98.30
8.500 to 8.999	39	4,799,699	2.12	123,069	635	95.58
9.000 to 9.499	19	1,610,035	0.71	84,739	602	94.98
9.500 to 9.999	5	410,020	0.18	82,004	570	96.12
10.000 to 10.499	3	250,102	0.11	83,367	597	96.60
11.500 to 11.999	1	147,347	0.07	147,347	524	57.00
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**


RBS Greenwich Capital

Original Loan-to-Value Ratios of the Group I Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score
0.01 to 50.00	13	1,784,359	0.79 %	137,258	690
50.01 to 55.00	4	657,374	0.29	164,344	669
55.01 to 60.00	16	4,793,493	2.12	299,593	684
60.01 to 65.00	17	5,062,865	2.24	297,816	722
65.01 to 70.00	35	8,087,039	3.57	231,058	684
70.01 to 75.00	45	10,308,824	4.55	229,085	685
75.01 to 80.00	284	49,635,145	21.92	174,772	696
80.01 to 85.00	75	11,806,717	5.21	157,423	690
85.01 to 90.00	154	21,714,234	9.59	141,002	686
90.01 to 95.00	181	24,093,450	10.64	133,113	694
95.01 to 100.00	693	80,859,508	35.71	116,680	714
100.01 to 105.00	45	7,174,881	3.17	159,442	711
105.01 to 110.00	5	454,051	0.20	90,810	738
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**


RBS Greenwich Capital

Geographical Distribution of Mortgaged Properties of the Group I Loans

State	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Alabama	58	5,340,774	2.36 %	92,082	679	93.88 %
Alaska	1	118,750	0.05	118,750	636	95.00
Arizona	21	3,838,419	1.70	182,782	708	84.92
Arkansas	8	814,542	0.36	101,818	701	98.20
California	58	20,654,803	9.12	356,117	707	75.05
Colorado	33	6,266,673	2.77	189,899	705	84.50
Connecticut	9	2,066,472	0.91	229,608	686	90.26
Delaware	2	197,407	0.09	98,704	698	100.00
District of Columbia	2	374,831	0.17	187,415	703	88.19
Florida	176	25,812,395	11.40	146,661	694	87.57
Georgia	55	7,346,215	3.24	133,568	689	93.57
Hawaii	3	798,043	0.35	266,014	675	89.06
Idaho	15	2,270,526	1.00	151,368	693	87.48
Illinois	65	9,770,682	4.32	150,318	712	95.61
Indiana	91	9,426,434	4.16	103,587	718	96.63
Iowa	8	631,593	0.28	78,949	698	88.68
Kansas	15	1,486,896	0.66	99,126	739	96.91
Kentucky	24	2,730,367	1.21	113,765	692	95.77
Louisiana	37	4,030,493	1.78	108,932	682	92.55
Maine	3	650,621	0.29	216,874	688	82.14
Maryland	14	2,571,173	1.14	183,655	709	84.43
Massachusetts	12	3,024,489	1.34	252,041	697	81.66
Michigan	66	6,831,211	3.02	103,503	719	93.84
Minnesota	15	2,822,019	1.25	188,135	710	94.82
Mississippi	10	654,061	0.29	65,406	680	92.39
Missouri	67	6,942,490	3.07	103,619	716	93.64
Nebraska	19	1,722,488	0.76	90,657	714	95.69
Nevada	19	3,762,729	1.66	198,038	723	91.53
New Hampshire	1	48,000	0.02	48,000	705	75.00
New Jersey	35	10,690,358	4.72	305,439	717	80.99
New Mexico	8	1,057,014	0.47	132,127	671	88.93
New York	15	4,086,097	1.80	272,406	689	80.99
North Carolina	54	5,702,500	2.52	105,602	701	94.48
North Dakota	1	61,275	0.03	61,275	724	95.00
Ohio	59	6,004,747	2.65	101,775	711	96.28
Oklahoma	28	3,413,636	1.51	121,916	683	92.99
Oregon	16	3,119,847	1.38	194,990	706	87.54
Pennsylvania	36	4,728,162	2.09	131,338	671	92.97
Rhode Island	1	180,000	0.08	180,000	725	43.00
South Carolina	22	2,632,124	1.16	119,642	689	90.05
Tennessee	42	4,444,539	1.96	105,822	698	95.57
Texas	183	23,321,610	10.30	127,440	697	89.38
Utah	13	1,799,074	0.79	138,390	705	90.65
Vermont	5	944,776	0.42	188,955	712	85.02
Virginia	63	9,220,141	4.07	146,351	692	86.14
Washington	50	8,598,980	3.80	171,980	687	85.14


RBS Greenwich Capital

Loan Purpose	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
West Virginia	3	401,704	0.18	133,901	720	89.66
Wisconsin	23	2,635,944	1.16	114,606	693	97.65
Wyoming	3	383,817	0.17	127,939	717	95.82
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**

Mortgage Loan Purpose of the Group I Loans

Loan Purpose	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Purchase	1,038	136,131,797	60.12 %	131,148	714	92.95 %
Equity Refinance	404	68,758,336	30.37	170,194	679	82.72
Rate/Term Refinance	125	21,541,805	9.51	172,334	691	80.82
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**

Occupancy Type of the Group I Loans

Occupancy	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	855	149,133,422	65.86 %	174,425	689	86.26 %
Non Owner-occupied	694	74,658,503	32.97	107,577	724	93.61
Second/Vacation	18	2,640,013	1.17	146,667	715	86.46
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**

Mortgaged Property Types of the Group I Loans

Property Type	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Condominium High Rise (more than 8 stories)	1	121,327	0.05 %	121,327	687	90.00 %
Condominium Low Rise (less than 5 stories)	73	9,119,219	4.03	124,921	716	92.22
Condominium Mid Rise (5 to 8 stories)	6	981,419	0.43	163,570	711	85.86
Manufactured Housing	3	202,620	0.09	67,540	684	76.94
Planned Unit Developments (attached)	41	5,707,991	2.52	139,219	699	91.16
Planned Unit Developments (detatched)	161	31,793,885	14.04	197,478	700	85.01
Single Family Detached	1,111	156,779,475	69.24	141,116	698	88.86
Townhouse	6	440,670	0.19	73,445	717	88.49
Two-Four Family Units	165	21,285,332	9.40	129,002	712	90.95
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**

Mortgage Loan Documentation Types of the Group I Loans

Documentation Type	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	1,050	135,381,449	59.79 %	128,935	704	92.59 %
Reduced Documentation	517	91,050,490	40.21	176,113	696	82.89
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**

Prepayment Penalty Terms of the Group I Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
None	918	138,419,064	61.13 %	150,783	707	86.52 %
12 Months	31	4,504,639	1.99	145,311	665	91.64
24 Months	56	9,560,854	4.22	170,730	691	84.95
36 Months	539	67,121,245	29.64	124,529	692	94.60
60 Months	19	5,596,084	2.47	294,531	697	78.22
Other (1)	4	1,230,052	0.54	307,513	715	75.97
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**

(1) Not None, 12, 24, 36 or 60 months and not more than 60 months.

RAMP Series 2005-RS1 – Collateral Characteristics (Group II Loans)
Summary Report

Principal Balance	$663,367,899		
Number of Mortgage Loans	4,110		
	Average	**Minimum**	**Maximum**
Original Principal Balance	$161,578.12	$23,625.00	$2,616,250.00
Current Principal Balance	$161,403.38	$23,625.00	$2,616,250.00
	Weighted Average	**Minimum**	**Maximum**
Original Term (mos)	360	149	360
Remaining Term to Maturity (mos)	359	133	360
Age	1	0	18
Mortgage Rate	7.264	4.125	11.200
Loan-to-Value Ratio	92.93	33.00	107.00
Credit Score	648	479	814
Margin	6.225	2.250	10.625
Initial Periodic Cap	3.230	1.000	6.000
Periodic Cap	1.184	1.000	6.000
Maximum Mortgage Rate	13.342	7.375	23.750
Minimum Mortgage Rate	6.476	2.250	11.200
Next Rate Adj. (mos)	28	3	84

Lien Position	**% of Loan Group**
1st Lien	100.00

Occupancy	**% of Loan Group**
Primary Residence	92.65
Non-Owner Occupied	5.42
Second/Vacation	1.93

Documentation	**% of Loan Group**
Full Documentation	59.40
Reduced Documentation	40.60

Servicing	**% of Loan Group**
Homecomings	99.27

Delinquency	**% of Loan Group**
Current	99.71
30 to 59 Days Delinquent	0.24
60 to 89 Days Delinquent	0.05

Exception Category	**% of Loan Group**
Alternet Exceptions (RASC)	66.12
Expanded Criteria Exceptions (RALI)	28.83
Home Solutions	4.22
Jumbo A Exceptions (RFMSI)	0.83
Seasoned Loans	0.00

Loan Purpose	**% of Loan Group**
Purchase	57.52
Equity Refinance	36.47
Rate/Term Refinance	6.01

Property Type	**% of Loan Group**
Single Family Detached	72.93
PUD (detached)	12.42
Condominium Low Rise	5.41
Two-Four Family Units	4.29
PUD (attached)	3.82
Townhouse	0.53
Condominium High Rise	0.38
Condominium Mid Rise	0.14
Manufactured Housing	0.07

Percent of Pool with Prepayment Penalty	64.77
Percent of Pool over 80% LTV with MI	7.39
IO Loans	18.45


RBS Greenwich Capital

Credit Score Distribution of the Group II Loans

Range of Credit Scores	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV
499 or less	2	228,004	0.03 %	114,002	89.88 %
500 - 519	5	693,335	0.10	138,667	74.05
520 - 539	10	1,591,106	0.24	159,111	74.46
540 - 559	63	7,358,646	1.11	116,804	88.63
560 - 579	237	28,922,016	4.36	122,034	91.96
580 - 599	442	57,563,035	8.68	130,233	95.79
600 - 619	744	105,918,095	15.97	142,363	95.61
620 - 639	663	103,962,532	15.67	156,806	94.32
640 - 659	570	101,537,647	15.31	178,136	91.33
660 - 679	469	90,514,241	13.64	192,994	90.86
680 - 699	343	63,455,524	9.57	185,002	91.44
700 - 719	202	38,297,047	5.77	189,589	90.84
720 - 739	146	26,090,999	3.93	178,705	93.58
740 - 759	112	19,018,968	2.87	169,812	94.74
760 or greater	91	16,085,098	2.42	176,759	93.50
Subtotal with Credit Score	4,099	661,236,293	99.68	161,316	92.97
Not Available	11	2,131,606	0.32	193,782	79.07
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**92.93 %**

s

Original Mortgage Loan Principal Balances of the Group II Loans

Original Mortgage Amount ($)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	1,168	89,467,474	13.49 %	76,599	630	94.74 %
100,001 - 200,000	1,972	285,101,991	42.98	144,575	642	94.93
200,001 - 300,000	631	153,682,034	23.17	243,553	654	92.57
300,001 - 400,000	225	76,818,488	11.58	341,416	668	90.71
400,001 - 500,000	81	36,316,009	5.47	448,346	666	87.49
500,001 - 600,000	20	11,083,029	1.67	554,151	679	81.90
600,001 - 700,000	7	4,311,986	0.65	615,998	651	73.74
700,001 - 800,000	3	2,193,038	0.33	731,013	612	87.85
800,001 - 900,000	1	860,000	0.13	860,000	626	80.00
900,001 - 1,000,000	1	917,600	0.14	917,600	655	80.00
1,100,001 or greater	1	2,616,250	0.39	2,616,250	644	65.00
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**


RBS Greenwich Capital

Mortgage Rates of the Group II Loans

Original Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
4.000 to 4.499	3	1,036,650	0.16 %	345,550	690	67.94 %
4.500 to 4.999	25	8,210,885	1.24	328,435	678	78.53
5.000 to 5.499	70	14,403,752	2.17	205,768	696	84.65
5.500 to 5.999	268	59,604,989	8.99	222,407	686	86.78
6.000 to 6.499	360	70,996,635	10.70	197,213	679	89.59
6.500 to 6.999	694	132,366,783	19.95	190,730	667	92.16
7.000 to 7.499	514	86,092,549	12.98	167,495	653	94.29
7.500 to 7.999	834	130,025,970	19.60	155,906	635	94.89
8.000 to 8.499	532	70,002,637	10.55	131,584	619	96.32
8.500 to 8.999	490	57,476,519	8.66	117,299	603	96.84
9.000 to 9.499	178	18,856,530	2.84	105,936	597	96.57
9.500 to 9.999	113	11,773,013	1.77	104,186	591	97.21
10.000 to 10.499	16	1,306,153	0.20	81,635	585	97.71
10.500 to 10.999	9	893,711	0.13	99,301	577	98.02
11.000 to 11.499	4	321,124	0.05	80,281	591	100.00
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**


RBS Greenwich Capital

Net Mortgage Rates of the Group II Loans

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
3.500 to 3.999	2	870,400	0.13 %	435,200	702	62.77 %
4.000 to 4.499	17	5,125,852	0.77	301,521	667	85.03
4.500 to 4.999	44	11,665,900	1.76	265,134	700	80.33
5.000 to 5.499	219	46,658,046	7.03	213,050	689	86.36
5.500 to 5.999	398	83,083,695	12.52	208,753	679	89.02
6.000 to 6.499	628	118,876,664	17.92	189,294	668	91.48
6.500 to 6.999	629	107,834,862	16.26	171,439	652	94.08
7.000 to 7.499	784	120,667,774	18.19	153,913	633	94.94
7.500 to 7.999	633	84,701,941	12.77	133,810	622	96.39
8.000 to 8.499	446	51,172,685	7.71	114,737	606	97.28
8.500 to 8.999	188	20,914,328	3.15	111,246	598	96.61
9.000 to 9.499	90	8,399,992	1.27	93,333	594	97.32
9.500 to 9.999	17	1,981,050	0.30	116,532	590	98.49
10.000 to 10.499	10	1,038,606	0.16	103,861	579	98.29
10.500 to 10.999	5	376,104	0.06	75,221	593	100.00
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

Original Loan-to-Value Ratios of the Group II Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score
0.01 to 50.00	3	911,157	0.14 %	303,719	609
50.01 to 55.00	5	1,080,208	0.16	216,042	695
55.01 to 60.00	10	1,757,379	0.26	175,738	598
60.01 to 65.00	9	3,924,232	0.59	436,026	628
65.01 to 70.00	19	5,010,727	0.76	263,722	649
70.01 to 75.00	49	10,644,745	1.60	217,240	660
75.01 to 80.00	460	95,054,763	14.33	206,641	669
80.01 to 85.00	137	23,968,080	3.61	174,949	644
85.01 to 90.00	521	92,637,197	13.96	177,807	642
90.01 to 95.00	920	137,921,946	20.79	149,915	634
95.01 to 100.00	1,944	285,212,828	42.99	146,714	650
100.01 to 105.00	26	3,953,179	0.60	152,045	696
105.01 to 110.00	7	1,291,457	0.19	184,494	699
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**


RBS Greenwich Capital

Geographical Distribution of Mortgaged Properties of the Group II Loans

State	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Alabama	137	16,576,914	2.50 %	120,999	629	96.84 %
Alaska	5	1,057,458	0.16	211,492	628	94.59
Arizona	95	15,768,988	2.38	165,989	649	94.02
Arkansas	28	3,237,464	0.49	115,624	618	97.59
California	180	52,360,451	7.89	290,891	659	86.44
Colorado	82	16,185,879	2.44	197,389	650	95.04
Connecticut	38	8,468,226	1.28	222,848	652	86.72
Delaware	4	603,199	0.09	150,800	682	93.89
District of Columbia	8	2,309,372	0.35	288,671	663	83.99
Florida	463	76,566,239	11.54	165,370	658	91.03
Georgia	254	39,133,487	5.90	154,069	636	93.54
Hawaii	1	699,779	0.11	699,779	581	95.00
Idaho	22	2,471,867	0.37	112,358	640	94.48
Illinois	214	36,040,132	5.43	168,412	658	95.61
Indiana	154	17,117,070	2.58	111,150	647	96.33
Iowa	57	6,226,971	0.94	109,245	618	97.45
Kansas	40	4,709,968	0.71	117,749	638	95.61
Kentucky	55	5,874,695	0.89	106,813	629	96.85
Louisiana	69	7,464,430	1.13	108,180	617	96.34
Maine	15	2,304,206	0.35	153,614	651	91.75
Maryland	133	29,116,330	4.39	218,920	662	89.69
Massachusetts	28	7,887,948	1.19	281,712	652	87.08
Michigan	253	37,789,877	5.70	149,367	647	95.14
Minnesota	87	15,858,384	2.39	182,280	652	93.18
Mississippi	55	5,511,874	0.83	100,216	615	96.71
Missouri	123	14,513,575	2.19	117,997	636	95.47
Montana	3	455,657	0.07	151,886	640	93.70
Nebraska	15	2,019,619	0.30	134,641	613	96.50
Nevada	39	7,747,309	1.17	198,649	653	91.93
New Hampshire	14	3,074,539	0.46	219,610	676	89.24
New Jersey	82	21,771,556	3.28	265,507	666	90.70
New Mexico	12	1,235,636	0.19	102,970	650	95.43
New York	41	11,078,627	1.67	270,210	665	85.41
North Carolina	139	18,339,522	2.76	131,939	638	93.49
North Dakota	1	132,852	0.02	132,852	699	95.00
Ohio	179	22,539,756	3.40	125,920	641	96.68
Oklahoma	25	2,860,015	0.43	114,401	649	95.37
Oregon	24	3,908,609	0.59	162,859	656	92.94
Pennsylvania	118	16,435,305	2.48	139,282	649	94.93
Rhode Island	3	566,601	0.09	188,867	660	98.53
South Carolina	78	9,572,658	1.44	122,726	631	96.55
South Dakota	8	908,479	0.14	113,560	647	90.68
Tennessee	119	14,213,308	2.14	119,440	626	97.14
Texas	196	26,273,930	3.96	134,051	636	94.06
Utah	42	7,527,621	1.13	179,229	654	94.00


RBS Greenwich Capital

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Virginia	165	36,265,759	5.47	219,792	661	91.40
Washington	52	9,655,050	1.46	185,674	640	94.60
West Virginia	7	857,614	0.13	122,516	621	96.08
Wisconsin	139	18,886,275	2.85	135,872	638	95.49
Wyoming	9	1,186,821	0.18	131,869	663	98.93
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

Mortgage Loan Purpose of the Group II Loans

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Purchase	2,505	381,569,463	57.52 %	152,323	652	94.48 %
Equity Refinance	1,380	241,913,185	36.47	175,299	644	91.18
Rate/Term Refinance	225	39,885,251	6.01	177,268	642	88.59
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

Occupancy Type of the Group II Loans

Occupancy Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	3,777	614,593,572	92.65	162,720	646	93.46 %
Non Owner-occupied	258	35,975,778	5.42	139,441	686	84.65
Second/Vacation	75	12,798,550	1.93	170,647	668	90.32
Total:	**4,110**	**663,367,899**	**100.00**	**161,403**	**648**	**92.93 %**


RBS Greenwich Capital

Mortgaged Property Types of the Group II Loans

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Condominium High Rise (more than 8 stories)	13	2,534,671	0.38 %	194,975	690	88.90 %
Condominium Low Rise (less than 5 stories)	242	35,911,616	5.41	148,395	668	92.73
Condominium Mid Rise (5 to 8 stories)	6	907,876	0.14	151,313	688	87.84
Manufactured Housing	4	491,358	0.07	122,839	674	87.02
Planned Unit Developments (attached)	145	25,312,174	3.82	174,567	657	93.42
Planned Unit Developments (detatched)	392	82,418,002	12.42	210,250	652	91.96
Single Family Detached	3,151	483,781,339	72.93	153,533	644	93.49
Townhouse	28	3,539,645	0.53	126,416	634	91.16
Two-Four Family Units	129	28,471,218	4.29	220,707	672	86.75
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

Mortgage Loan Documentation Types of the Group II Loans

Documentation Type	Number of Loans	Current Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	2,736	394,061,492	59.40 %	144,028	636	96.22 %
Reduced Documentation	1,374	269,306,407	40.60	196,002	666	88.10
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

Prepayment Penalty Terms of the Group II Loans

Prepayment Penalty Term	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
None	1,413	233,702,744	35.23 %	165,395	652	91.69 %
12 Months	202	38,562,960	5.81	190,906	665	91.06
24 Months	1,872	283,976,249	42.81	151,697	639	95.15
36 Months	594	99,631,975	15.02	167,731	660	91.25
60 Months	16	5,830,146	0.88	364,384	660	73.56
Other(1)	13	1,663,824	0.25	127,986	632	98.21
Total	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

(1) Not None, 12, 24, 36 or 60 months and not more than 60 months.


RBS Greenwich Capital

Index Types of the Group II Loans

Index Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Libor - 6 Month	3,868	622,009,000	93.77 %	160,809	646	93.15 %
Libor - 1 Year	213	34,317,018	5.17	161,113	693	92.20
Treasury - 1 Year	29	7,041,881	1.06	242,823	634	76.31
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

Maximum Mortgage Rates of the Group II Loans

Maximum Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
7.000 to 7.999	1	188,750	0.03 %	188,750	645	100.00 %
9.000 to 9.999	4	1,118,002	0.17	279,501	725	80.00
10.000 to 10.999	85	20,751,599	3.13	244,136	685	79.28
11.000 to 11.999	425	88,132,018	13.29	207,369	684	85.90
12.000 to 12.999	766	146,042,924	22.02	190,657	673	92.80
13.000 to 13.999	1,235	204,344,151	30.80	165,461	646	94.21
14.000 to 14.999	1,143	153,564,265	23.15	134,352	618	96.00
15.000 to 15.999	378	42,337,497	6.38	112,004	603	96.92
16.000 to 16.999	64	6,003,417	0.90	93,803	603	97.19
17.000 to 17.999	7	514,031	0.08	73,433	589	100.00
19.000 to 19.999	1	109,926	0.02	109,926	607	100.00
23.000 to 23.999	1	261,320	0.04	261,320	585	95.00
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**


RBS Greenwich Capital

Next Interest Rate Adjustment Date of the Group II Loans

Next Interest Rate Adjustment Date	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
April 2005	1	860,000	0.13	860,000	626	80.00
May 2005	4	574,825	0.09	143,706	696	86.66
June 2005	17	4,259,728	0.64	250,572	674	87.20
July 2005	4	871,899	0.13	217,975	650	86.19
September 2005	1	173,072	0.03	173,072	479	100.00
October 2005	4	481,036	0.07	120,259	0	95.18
November 2005	1	54,557	0.01	54,557	0	100.00
December 2005	1	470,997	0.07	470,997	0	95.00
January 2006	3	689,957	0.10	229,986	748	83.29
February 2006	2	167,287	0.03	83,643	620	100.00
March 2006	1	80,256	0.01	80,256	640	95.00
April 2006	2	216,280	0.03	108,140	636	94.32
May 2006	6	871,881	0.13	145,313	621	87.15
June 2006	10	1,488,870	0.22	148,887	630	100.91
July 2006	6	1,002,917	0.15	167,153	660	97.85
August 2006	14	2,012,322	0.30	143,737	635	95.19
September 2006	31	3,667,652	0.55	118,311	632	94.20
October 2006	111	15,147,427	2.28	136,463	629	91.45
November 2006	615	101,105,973	15.24	164,400	640	93.86
December 2006	1,758	269,186,825	40.58	153,121	644	95.60
January 2007	511	76,043,657	11.46	148,813	626	93.96
March 2007	1	285,000	0.04	285,000	618	93.00
May 2007	5	701,138	0.11	140,228	701	92.72
June 2007	6	1,164,183	0.18	194,030	668	97.83
July 2007	9	1,675,147	0.25	186,127	693	83.16
August 2007	10	1,295,469	0.20	129,547	677	83.75
September 2007	11	1,195,123	0.18	108,648	645	93.35
October 2007	47	6,720,474	1.01	142,989	652	90.25
November 2007	190	34,765,507	5.24	182,976	677	88.81
December 2007	275	48,587,787	7.32	176,683	658	90.43
January 2008	135	21,166,615	3.19	156,790	664	94.31
September 2008	1	456,240	0.07	456,240	0	41.00
June 2009	9	1,418,955	0.21	157,662	599	78.68
July 2009	9	1,328,808	0.20	147,645	608	81.40
August 2009	4	1,426,245	0.22	356,561	629	85.30
September 2009	3	411,599	0.06	137,200	675	95.00
October 2009	11	2,148,149	0.32	195,286	678	89.48
November 2009	72	15,597,659	2.35	216,634	685	86.69
December 2009	199	41,936,961	6.32	210,738	682	83.81
January 2010	5	648,375	0.10	129,675	687	82.62
November 2011	1	89,837	0.01	89,837	648	100.00
December 2011	1	354,811	0.05	354,811	694	80.00
January 2012	3	566,400	0.09	188,800	674	84.61
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**


RBS Greenwich Capital

Note Margin of the Group II Loans

Note Margin (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
2.000 to 2.499	175	41,489,085	6.25 %	237,080	681	80.94 %
2.500 to 2.999	204	39,771,818	6.00	194,960	681	85.04
3.000 to 3.499	107	17,827,670	2.69	166,614	712	91.95
3.500 to 3.999	112	26,460,499	3.99	236,254	686	87.51
4.000 to 4.499	45	8,738,316	1.32	194,185	677	93.92
4.500 to 4.999	24	4,517,773	0.68	188,241	673	88.88
5.000 to 5.499	178	30,013,616	4.52	168,616	685	90.72
5.500 to 5.999	174	32,028,481	4.83	184,072	682	92.42
6.000 to 6.499	391	73,221,527	11.04	187,267	664	94.87
6.500 to 6.999	672	123,216,868	18.57	183,358	652	93.79
7.000 to 7.499	580	86,495,993	13.04	149,131	632	94.98
7.500 to 7.999	711	93,485,291	14.09	131,484	615	96.25
8.000 to 8.499	352	42,430,280	6.40	120,541	599	96.30
8.500 to 8.999	234	28,216,378	4.25	120,583	600	96.63
9.000 to 9.499	75	7,855,859	1.18	104,745	595	98.01
9.500 to 9.999	53	5,493,603	0.83	103,653	590	98.19
10.000 to 10.499	21	1,858,868	0.28	88,518	584	97.20
10.500 to 10.999	2	245,973	0.04	122,986	597	97.40
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**


RBS Greenwich Capital

Period	Group I	Group II
1	2.00	2.00
2	4.00	4.55
3	6.00	7.09
4	8.00	9.64
5	10.00	12.18
6	12.00	14.73
7	14.00	17.27
8	16.00	19.82
9	18.00	22.36
10	20.00	24.91
11	20.00	27.45
12	20.00	30.00
13	20.00	30.00
14	20.00	30.00
15	20.00	30.00
16	20.00	30.00
17	20.00	30.00
18	20.00	30.00
19	20.00	30.00
20	20.00	30.00
21	20.00	30.00
22	20.00	30.00
23	20.00	50.00
24	20.00	50.00
25	20.00	50.00
26	20.00	50.00
27	20.00	50.00
28	20.00	35.00
29	20.00	35.00
30	20.00	35.00
31	20.00	35.00
32	20.00	35.00
33	20.00	35.00
34	20.00	35.00
35	20.00	35.00
36	20.00	35.00
37	20.00	35.00
38	20.00	35.00
39	20.00	35.00
40	20.00	35.00
41	20.00	35.00
42	20.00	35.00
43	20.00	35.00
44	20.00	35.00
45	20.00	35.00
46	20.00	35.00
47	20.00	35.00
48	20.00	35.00
49	20.00	35.00
50	20.00	35.00

51	20.00	35.00
52	20.00	35.00
53	20.00	35.00
54	20.00	35.00
55	20.00	35.00
56	20.00	35.00
57	20.00	35.00
58	20.00	35.00
59	20.00	35.00
60	20.00	35.00
61	20.00	35.00
62	20.00	35.00
63	20.00	35.00
64	20.00	35.00
65	20.00	35.00
66	20.00	35.00
67	20.00	35.00
68	20.00	35.00
69	20.00	35.00
70	20.00	35.00
71	20.00	35.00
72	20.00	35.00
73	20.00	35.00
74	20.00	35.00
75	20.00	35.00
76	20.00	35.00
77	20.00	35.00
78	20.00	35.00
79	20.00	35.00
80	20.00	35.00
81	20.00	35.00
82	20.00	35.00
83	20.00	35.00
84	20.00	35.00
85	20.00	35.00
86	20.00	35.00
87	20.00	35.00
88	20.00	35.00
89	20.00	35.00
90	20.00	35.00
91	20.00	35.00
92	20.00	35.00
93	20.00	35.00
94	20.00	35.00
95	20.00	35.00
96	20.00	35.00
97	20.00	35.00
98	20.00	35.00
99	20.00	35.00
100	20.00	35.00
101	20.00	35.00
102	20.00	35.00

103	20.00	35.00
104	20.00	35.00
105	20.00	35.00
106	20.00	35.00
107	20.00	35.00
108	20.00	35.00
109	20.00	35.00
110	20.00	35.00
111	20.00	35.00
112	20.00	35.00
113	20.00	35.00
114	20.00	35.00
115	20.00	35.00
116	20.00	35.00
117	20.00	35.00
118	20.00	35.00
119	20.00	35.00
120	20.00	35.00
121	20.00	35.00
122	20.00	35.00
123	20.00	35.00
124	20.00	35.00
125	20.00	35.00
126	20.00	35.00
127	20.00	35.00
128	20.00	35.00
129	20.00	35.00
130	20.00	35.00
131	20.00	35.00
132	20.00	35.00
133	20.00	35.00
134	20.00	35.00
135	20.00	35.00
136	20.00	35.00
137	20.00	35.00
138	20.00	35.00
139	20.00	35.00
140	20.00	35.00
141	20.00	35.00
142	20.00	35.00
143	20.00	35.00
144	20.00	35.00
145	20.00	35.00
146	20.00	35.00
147	20.00	35.00
148	20.00	35.00
149	20.00	35.00
150	20.00	35.00
151	20.00	35.00
152	20.00	35.00
153	20.00	35.00
154	20.00	35.00

155	20.00	35.00
156	20.00	35.00
157	20.00	35.00
158	20.00	35.00
159	20.00	35.00
160	20.00	35.00
161	20.00	35.00
162	20.00	35.00
163	20.00	35.00
164	20.00	35.00
165	20.00	35.00
166	20.00	35.00
167	20.00	35.00
168	20.00	35.00
169	20.00	35.00
170	20.00	35.00
171	20.00	35.00
172	20.00	35.00
173	20.00	35.00
174	20.00	35.00
175	20.00	35.00
176	20.00	35.00
177	20.00	35.00
178	20.00	35.00
179	20.00	35.00
180	20.00	35.00
181	20.00	35.00
182	20.00	35.00
183	20.00	35.00
184	20.00	35.00
185	20.00	35.00
186	20.00	35.00
187	20.00	35.00
188	20.00	35.00
189	20.00	35.00
190	20.00	35.00
191	20.00	35.00
192	20.00	35.00
193	20.00	35.00
194	20.00	35.00
195	20.00	35.00
196	20.00	35.00
197	20.00	35.00
198	20.00	35.00
199	20.00	35.00
200	20.00	35.00
201	20.00	35.00
202	20.00	35.00
203	20.00	35.00
204	20.00	35.00
205	20.00	35.00
206	20.00	35.00

207	20.00	35.00
208	20.00	35.00
209	20.00	35.00
210	20.00	35.00
211	20.00	35.00
212	20.00	35.00
213	20.00	35.00
214	20.00	35.00
215	20.00	35.00
216	20.00	35.00
217	20.00	35.00
218	20.00	35.00
219	20.00	35.00
220	20.00	35.00
221	20.00	35.00
222	20.00	35.00
223	20.00	35.00
224	20.00	35.00
225	20.00	35.00
226	20.00	35.00
227	20.00	35.00
228	20.00	35.00
229	20.00	35.00
230	20.00	35.00
231	20.00	35.00
232	20.00	35.00
233	20.00	35.00
234	20.00	35.00
235	20.00	35.00
236	20.00	35.00
237	20.00	35.00
238	20.00	35.00
239	20.00	35.00
240	20.00	35.00
241	20.00	35.00
242	20.00	35.00
243	20.00	35.00
244	20.00	35.00
245	20.00	35.00
246	20.00	35.00
247	20.00	35.00
248	20.00	35.00
249	20.00	35.00
250	20.00	35.00
251	20.00	35.00
252	20.00	35.00
253	20.00	35.00
254	20.00	35.00
255	20.00	35.00
256	20.00	35.00
257	20.00	35.00
258	20.00	35.00

259	20.00	35.00
260	20.00	35.00
261	20.00	35.00
262	20.00	35.00
263	20.00	35.00
264	20.00	35.00
265	20.00	35.00
266	20.00	35.00
267	20.00	35.00
268	20.00	35.00
269	20.00	35.00
270	20.00	35.00
271	20.00	35.00
272	20.00	35.00
273	20.00	35.00
274	20.00	35.00
275	20.00	35.00
276	20.00	35.00
277	20.00	35.00
278	20.00	35.00
279	20.00	35.00
280	20.00	35.00
281	20.00	35.00
282	20.00	35.00
283	20.00	35.00
284	20.00	35.00
285	20.00	35.00
286	20.00	35.00
287	20.00	35.00
288	20.00	35.00
289	20.00	35.00
290	20.00	35.00
291	20.00	35.00
292	20.00	35.00
293	20.00	35.00
294	20.00	35.00
295	20.00	35.00
296	20.00	35.00
297	20.00	35.00
298	20.00	35.00
299	20.00	35.00
300	20.00	35.00
301	20.00	35.00
302	20.00	35.00
303	20.00	35.00
304	20.00	35.00
305	20.00	35.00
306	20.00	35.00
307	20.00	35.00
308	20.00	35.00
309	20.00	35.00
310	20.00	35.00

311	20.00	35.00
312	20.00	35.00
313	20.00	35.00
314	20.00	35.00
315	20.00	35.00
316	20.00	35.00
317	20.00	35.00
318	20.00	35.00
319	20.00	35.00
320	20.00	35.00
321	20.00	35.00
322	20.00	35.00
323	20.00	35.00
324	20.00	35.00
325	20.00	35.00
326	20.00	35.00
327	20.00	35.00
328	20.00	35.00
329	20.00	35.00
330	20.00	35.00
331	20.00	35.00
332	20.00	35.00
333	20.00	35.00
334	20.00	35.00
335	20.00	35.00
336	20.00	35.00
337	20.00	35.00
338	20.00	35.00
339	20.00	35.00
340	20.00	35.00
341	20.00	35.00
342	20.00	35.00
343	20.00	35.00
344	20.00	35.00
345	20.00	35.00
346	20.00	35.00
347	20.00	35.00
348	20.00	35.00
349	20.00	35.00
350	20.00	35.00
351	20.00	35.00
352	20.00	35.00
353	20.00	35.00
354	20.00	35.00
355	20.00	35.00
356	20.00	35.00
357	20.00	35.00
358	20.00	35.00
359	20.00	35.00
360	20.00	35.00
361	20.00	35.00
362	20.00	35.00

363	20.00	35.00

Appendix:

RAMP Series 2005-RS1 Trust - #2

Mortgage Asset-Backed Pass-Through Certificates, Series 2005-R1

Modeling Assumptions

REPLINES:
See excel file in email.

PREPAY:
See excel file in email.

COLLATERAL BALANCE:
Group I: $255,000,000
Group II: $725,000,000

ENHANCEMENT %:

Group I	
Class A	11.15%
Class M-I-1	7.40%
Class M-I-2	4.90%
Class M-I-3	3.65%
Class M-I-4	2.65%

Group II(1)	
Class A	22.35%
Class M-II-1	12.85%
Class M-II-2	7.35%
Class M-II-3	5.85%
Class M-II-4	4.35%
Class M-II-5	2.85%


RBS Greenwich Capital

OVERCOLLATERALIZATION ("OC"):

Group I	
Initial (% Orig.)	0.00%
OC Target (% Orig.)	2.65%
Stepdown OC Target (% Current)	5.30%
OC Floor (% Orig.)	0.50%

Group II	
Initial (% Orig.)	0.00%
OC Target (% Orig.)	see below
Stepdown OC Target (% Current)	see below
OC Floor (% Orig.)	0.50%

With respect to any Distribution Date and the Group II Loans, (a) if such Distribution Date is prior to the Group II Stepdown Date, the sum of (i) 2.85% of the aggregate stated principal balance of the Group II Loans as of the Cut-off Date and (ii) the amount by which the certificate principal balance of the Class M-II-5 Certificates has been reduced by any payments pursuant to clause (11) under "Priority of Payments" on any prior Distribution Dates, or (b) if such Distribution Date is on or after the Group II Stepdown Date, the lesser of (A) the sum of (i) 2.85% of the aggregate stated principal balance of the Group II Loans as of the Cut-off Date and (ii) the amount by which the certificate principal balance of the Class M-II-5 Certificates has been reduced by any payments pursuant to clause (11) under "Priority of Payments" on any prior Distribution Dates and (B) the greater of (I) the excess of (x) 8.70% of the then current aggregate stated principal balance of the Group II Loans as of the end of the related due period over (y) the certificate principal balance of the Class M-II-5 Certificates before giving effect to distributions to be made on that distribution date and (II) the Overcollateralization Floor for Group II; provided, however, that if a Group II Trigger Event is in effect, the Group II Required Overcollateralization Amount will be an amount equal to the greater of (a) the Group II Required Overcollateralization Amount for the immediately preceding Distribution Date and (b) the Group II Required Overcollateralization Amount for the related Distribution Date plus any amount by which the certificate principal balance of the Class M-II-5 Certificates has been reduced by any payments pursuant to clause (11) under "Priority of Payments" on any such Distribution Date.

DATES:

Pricing Date:	January 20, 2005
Settlement Date:	January 28, 2005
First Payment Date:	February 25, 2005

INITIAL INDEX:

LIBOR_1MO	2.480%
LIBOR_6MO	2.890%
LIBOR_1YR	3.220%
CMT_1YR	2.840%

BOND TRANCHES:

Class	Type	Balance	Coupon
A-I-1	FLT	83,146,000	L+0.13%
A-I-2	FIX	24,552,000	3.878%
A-I-3	FIX	29,570,000	4.109%
A-I-4	FIX	41,639,000	4.630%
A-I-5	FIX	27,843,000	5.412%
A-I-6 NAS	FIX	22,000,000	4.713%
M-I-1	FIX	9,375,000	5.145%
M-I-2	FIX	6,250,000	5.492%
M-I-3	FIX	3,125,000	5.938%
M-I-5	FIX	2,500,000	6.186%
A-II-1	FLT	311,984,000	L + 0.11%
A-II-2	FLT	178,535,000	L + 0.21%
A-II-3	FLT	93,156,000	L + 0.35%
M-II-1	FLT	68,875,000	L + 0.55%
M-II-2	FLT	39,875,000	L + 0.80%
M-II-3	FLT	10,875,000	L + 0.95%
M-II-4	FLT	10,875,000	L + 1.50%
M-II-5	FLT	10,875,000	L + 1.65%

COUPON STEPUP:
Optional Call: 10%

Stepups:

A-I-1	FLT	83,146,000	L+0.13%
A-I-2	FIX	24,552,000	3.878%
A-I-3	FIX	29,570,000	4.109%
A-I-4	FIX	41,639,000	4.630%
A-I-5	FIX	27,843,000	5.912%
A-I-6 NAS	FIX	22,000,000	4.713%
M-I-1	FIX	9,375,000	5.645%
M-I-2	FIX	6,250,000	5.992%
M-I-3	FIX	3,125,000	6.438%
M-I-5	FIX	2,500,000	6.686%
A-II-1	FLT	311,984,000	L + 0.110%
A-II-2	FLT	178,535,000	L + 0.210%
A-II-3	FLT	93,156,000	L + 0.700%
M-II-1	FLT	68,875,000	L + 0.825%
M-II-2	FLT	39,875,000	L + 1.200%
M-II-3	FLT	10,875,000	L + 1.425%
M-II-4	FLT	10,875,000	L + 2.250%
M-II-5	FLT	10,875,000	L + 2.475%


RBS Greenwich Capital

TRIGGER:

Month	Group I	Group II
37	2.00%	4.00%
38	2.10%	4.19%
39	2.21%	4.38%
40	2.31%	4.56%
41	2.42%	4.75%
42	2.52%	4.94%
43	2.63%	5.13%
44	2.73%	5.31%
45	2.83%	5.50%
46	2.94%	5.69%
47	3.04%	5.88%
48	3.15%	6.06%
49	3.25%	6.25%
50	3.34%	6.38%
51	3.42%	6.50%
52	3.51%	6.63%
53	3.59%	6.75%
54	3.67%	6.88%
55	3.76%	7.00%
56	3.84%	7.13%
57	3.92%	7.25%
58	4.01%	7.38%
59	4.09%	7.50%
60	4.17%	7.63%
61	4.25%	7.75%
62	4.31%	7.83%
63	4.38%	7.92%
64	4.44%	8.00%
65	4.50%	8.08%
66	4.56%	8.17%
67	4.63%	8.25%
68	4.69%	8.33%
69	4.75%	8.42%
70	4.81%	8.50%
71	4.88%	8.58%
72	4.94%	8.67%
73	5.00%	8.75%


RBS Greenwich Capital

Three month average of the related Sixty-Plus Delinquency Percentage:
Group I: 50%
Group II: 40%

OPTIONAL REDEMPTION:
Cleanup Call Group I: <10%
Cleanup Call Group II: <10%

PAYRULES:
pay : CLASS INTEREST PRO RATA
pay : CLASS INTEREST SHORTFALL PRO RATA
pay : CLASS PRINCIPAL SEQUENTIAL
pay : CLASS INTEREST PRO RATA NONRELATED
pay : CLASS INTEREST PRO RATA SHORTFALL NONRELATED
pay : CLASS PRINCIPAL SEQUENTIAL NONRELATED
LOSSES IN REVERSE ALLOCATION

YIELD MAINTENANCE AGREEMENT:

Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling Rate (%)
02/25/05	NA	NA	NA
03/25/05	141,375,000	6.557180	8.19000
04/25/05	141,375,000	5.844280	8.19000
05/25/05	141,375,000	6.066150	8.19000
06/25/05	141,375,000	5.844850	8.19000
07/25/05	141,375,000	6.092910	8.19000
08/25/05	141,375,000	5.870520	8.19000
09/25/05	141,375,000	5.870600	8.19000
10/25/05	141,375,000	6.093360	8.19000
11/25/05	141,375,000	5.870730	8.19000
12/25/05	141,375,000	6.093950	8.19000
01/25/06	141,375,000	5.886300	8.19000
02/25/06	141,375,000	5.886400	8.19000
03/25/06	141,375,000	6.603780	8.19000
04/25/06	141,375,000	5.886220	8.19000
05/25/06	141,375,000	6.109340	8.19000
06/25/06	141,375,000	5.886500	8.19000
07/25/06	141,375,000	6.110040	8.19000
08/25/06	141,375,000	5.887030	8.19000
09/25/06	141,375,000	5.892400	8.19000
10/25/06	141,375,000	6.115680	8.19000
11/25/06	141,375,000	5.893480	8.19000
12/25/06	141,375,000	6.137650	8.19000
1/25/07	141,375,000	7.972420	8.19000
2/25/07	141,375,000	7.972410	8.19000

ID#	Name	Coll Type	Gross Coupon	Servicing Fee	Net Coupon
1	FIXED 10Yr	MORTGAGE	5.75000	0.30000	5.45000
2	FIXED 15Yr	MORTGAGE	6.13952	0.30283	5.83669
3	FIXED 15Yr BALLOON	MORTGAGE	8.39121	0.45353	7.93768
4	FIXED 20Yr	MORTGAGE	7.36540	0.36279	7.00261
5	FIXED 30Yr	MORTGAGE	7.16083	0.32119	6.83964
6	FIXED 30Yr 108Mo I/O	MORTGAGE	5.62500	0.30000	5.32500
7	FIXED 30Yr 120Mo I/O	MORTGAGE	6.48562	0.41351	6.07211
8	FIXED 30Yr 60 Mo I/O	MORTGAGE	7.16927	0.40642	6.76285
12	2/1 1Yr LIBOR	MORTGAGE	7.08805	0.37247	6.71558
13	2/1 1Yr LIBOR 60 Mo I/O	MORTGAGE	5.75000	0.30000	5.45000
14	3/1 1Yr LIBOR	MORTGAGE	6.18798	0.30186	5.88612
15	3/1 1Yr LIBOR 36 Mo I/O	MORTGAGE	5.61088	0.30000	5.31088
16	5/1 1Yr LIBOR	MORTGAGE	5.93521	0.30000	5.63521
17	5/1 1Yr LIBOR 60 Mo I/O	MORTGAGE	5.89155	0.30000	5.59155
18	7/1 1Yr LIBOR	MORTGAGE	6.24386	0.30000	5.94386
19	3/1 1Yr CMT 36 Mo I/O	MORTGAGE	5.62500	0.30000	5.32500
20	5/1 1Yr CMT	MORTGAGE	6.32072	0.30000	6.02072
21	2/28 6Mo LIBOR	MORTGAGE	7.70702	0.46639	7.24063
22	2/28 6Mo LIBOR 120Mo I/O	MORTGAGE	5.86077	0.32968	5.53109
23	2/28 6Mo LIBOR 24 Mo I/O	MORTGAGE	7.51903	0.30000	7.21903
24	2/28 6Mo LIBOR 60 Mo I/O	MORTGAGE	6.52032	0.42795	6.09237
25	3/27 6Mo LIBOR	MORTGAGE	7.41843	0.46205	6.95638
26	3/27 6Mo LIBOR 120Mo I/O	MORTGAGE	5.74319	0.30000	5.44319
27	3/27 6Mo LIBOR 36 Mo I/O	MORTGAGE	5.82380	0.37527	5.44853
28	3/27 6Mo LIBOR 60 Mo I/O	MORTGAGE	6.17338	0.38995	5.78343
29	5/25 6Mo LIBOR	MORTGAGE	6.33135	0.45239	5.87896
30	5/25 6Mo LIBOR 120Mo I/O	MORTGAGE	6.47456	0.30000	6.17456
31	5/25 6Mo LIBOR 36 Mo I/O	MORTGAGE	6.25000	0.30000	5.95000
32	5/25 6Mo LIBOR 60 Mo I/O	MORTGAGE	6.45707	0.49500	5.96207
33	6Mo LIBOR	MORTGAGE	6.93227	0.39094	6.54133
34	6Mo LIBOR 120Mo I/O	MORTGAGE	5.98756	0.56195	5.42561
35	6Mo LIBOR 6 Mo I/O	MORTGAGE	6.75000	0.30000	6.45000
36	6Mo LIBOR 60 Mo I/O	MORTGAGE	7.10495	0.30000	6.80495
37	7/23 6Mo LIBOR	MORTGAGE	5.50000	0.30000	5.20000

Cut Off Date Balance	Remaining Amortization	Original Amortization	Remaining Balloon Term
43,500.00	120	120	120
12,182,142.89	179	180	179
877,285.17	356	360	176
2,293,307.43	239	240	239
230,231,386.54	359	360	359
1,410,000.00	252	252	359
2,356,760.00	240	240	359
605,650.00	300	300	358
2,323,083.74	355	360	355
368,000.00	300	300	358
22,729,463.53	359	360	359
10,239,852.03	324	324	358
3,800,565.84	359	360	359
2,643,193.45	300	300	359
1,060,160.00	360	360	360
106,250.00	324	324	356
3,339,007.75	354	360	354
476,116,494.83	359	360	359
9,201,467.80	240	240	359
4,794,930.00	336	336	358
26,636,828.74	300	300	359
70,588,269.98	359	360	359
14,734,213.87	240	240	358
7,399,638.38	324	324	359
6,700,310.73	300	300	359
19,802,573.76	359	360	359
17,469,901.76	240	240	359
131,839.00	324	324	359
18,934,273.75	300	300	359
231,725.62	359	360	359
4,806,660.67	240	240	359
141,455.00	354	354	360
345,058.00	300	300	358
354,811.21	359	360	359

Original Balloon Term	Age	Group	ARM Index	Gross Margin	Mos to Next Rate Reset
120	0	1			
180	1	1			
180	4	1			
240	1	1			
360	1	1			
360	1	1			
360	1	1			
360	2	1			
360	5	2	LIBOR_1YR	3.96862	19
360	2	2	LIBOR_1YR	3.75	22
360	1	2	LIBOR_1YR	3.5312	35
360	2	2	LIBOR_1YR	2.80394	34
360	1	2	LIBOR_1YR	2.46917	59
360	1	2	LIBOR_1YR	2.62114	59
360	0	2	LIBOR_1YR	2.98574	84
360	4	2	CMT_1YR	2.25	32
360	6	2	CMT_1YR	2.75	54
360	1	2	LIBOR_6MO	7.2095	23
360	1	2	LIBOR_6MO	3.83403	23
360	2	2	LIBOR_6MO	4.90504	22
360	1	2	LIBOR_6MO	6.1867	23
360	1	2	LIBOR_6MO	6.68958	35
360	2	2	LIBOR_6MO	2.87798	34
360	1	2	LIBOR_6MO	2.84584	35
360	1	2	LIBOR_6MO	5.92059	35
360	1	2	LIBOR_6MO	3.27464	59
360	1	2	LIBOR_6MO	2.4853	59
360	1	2	LIBOR_6MO	3.5	59
360	1	2	LIBOR_6MO	3.23481	59
360	1	2	LIBOR_6MO	6.33086	5
360	1	2	LIBOR_6MO	3.80024	5
360	0	2	LIBOR_6MO	3.5	6
360	2	2	LIBOR_6MO	3.83369	4
360	1	2	LIBOR_6MO	5.91	83

Rate Reset Frequency	Life Cap	Initial Periodic Cap	Periodic Cap	Life Floor	Original IO period
					0
					0
					0
					0
					0
					108
					120
					60
12	13.08805	2	1.94404	4.22972	0
12	11.75	3	2	3.75	60
12	12.18798	2	1.99257	3.55998	0
12	11.61088	2	2	2.84301	36
12	10.93521	5	2	2.46917	0
12	10.89155	5	1.93816	2.62114	60
12	12.24386	6	2	2.98574	0
12	11.625	2	2	2.25	36
12	11.32072	2.56304	2	2.75	0
6	13.87974	2.97174	1.04401	7.53731	0
6	11.42534	4.69372	1	3.83403	120
6	13.51903	2.97523	1	4.90504	24
6	12.52032	3.02132	1.02084	6.41218	60
6	13.47342	3.16243	1.04243	6.91345	0
6	11.62404	5.64255	1.23925	2.90719	120
6	11.436	3.88148	1.45239	2.84584	36
6	12.17338	3	1	6.17784	60
6	12.04741	5.25054	1.55777	3.30935	0
6	11.85952	5.38496	1.32963	2.4853	120
6	12.25	6	2	3.5	36
6	12.22876	5.66168	1.73502	3.23481	60
6	12.93227	1	1	6.33086	0
6	12.16363	3.88258	3.92126	3.80024	120
6	12.75	1	1	3.5	6
6	13.10495	1	1	3.83369	60
6	10.5	5	1	5.91	0

Remaining IO period
0
0
0
0
0
107
119
58
0
58
0
34
0
59
0
32
0
0
119
22
59
0
118
35
59
0
119
35
59
0
119
6
58
0